DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 3, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/3/2006

Re: General Electric Company
Incoming letter dated December 9, 2005

Dear Mr. Mueller:

This is in response to your letters dated December 9, 2005, January 10, 2006, and January 11, 2006 concerning the shareholder proposal submitted to GE by People for the Ethical Treatment of Animals. We also have received letters from the proponent dated December 19, 2005 and January 12, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Advisor

3

Enclosures

cc: Susan L. Hall
Legal Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

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RECEIVED
2005 DEC 12 PM 4:11

December 9, 2005

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Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of People for the Ethical Treatment of Animals*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2006 Proxy Materials on the basis set forth below, and we respectfully request that the Staff concur in our view that that:

I. The Proposal is vague and indefinite and thus may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6); and

II. The Proposal is beyond GE's power to implement and thus may be excluded under Rule 14a-8(i)(6).

THE PROPOSAL

The Proposal consists of a resolution that reads, "BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of psychological enrichment measures." References in the Proposal to the "Policy" concern GE's Position Statement on the Care and Ethical Use of Animals in Medical Research.

INTRODUCTION

As noted in the Proposal, GE has adopted a Position Statement on the Care and Ethical Use of Animals in Medical Research (GE's "Animal Use Policy"). GE has confirmed that its Animal Use Policy currently applies to all contract laboratories and is reviewed with these laboratories on a regular basis. Accordingly, GE has substantially implemented this element of the Proposal. However, the Proposal asks for additional actions with respect to the Animal Use Policy that, for the reasons discussed below, we believe render the Proposal vague and indefinite and beyond GE's power to implement. Therefore, on these grounds, we believe the entire Proposal properly may be excluded from the 2006 Proxy Materials.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

We believe that the Proposal's references to ensuring "superior standards of care" and ensuring "that animals' psychological, social and behavioral needs are met" render the Proposal so vague and indefinite that it may properly be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6). Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, Rule 14a-8(i)(6) permits a company to exclude a shareowner proposal if it is beyond the company's power to implement. A company lacks the power or authority to implement a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corporation* (avail. Jan. 14, 1992).

On a number of occasions, the Staff has concurred that proposals requesting reports were vague and indefinite (and thus, excludable) when the proposals contained only general or uninformative references to a set of standards or criteria that would be applied under the proposal. For example, in *The Southern Co.* (avail. Feb. 23, 1995), a shareowner proposal requested that the board of directors take steps to "ensure the highest standards of ethical behavior" by employees serving in the public sector. The Staff concurred that this proposal was excludable under the predecessor to Rule 14a-8(i)(6) because the proposal was so vague and indefinite that the proposal was beyond the company's power to implement. In *Int'l Business Machines Corp.* (avail. Feb. 5, 1980), the Staff concurred that the company could omit under the predecessor to Rule 14a-8(i)(6) as vague and indefinite a shareowner proposal requesting a policy paper on "demonstrated affirmative responsibility." The Staff added that "the proponent does not define what is meant by 'demonstrated affirmative responsibility' anywhere in the proposal, and, as a result, it would be impossible for either the management or the stockholders to comprehend precisely what compliance with the proposal would entail." *Id.* Similarly, in *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concluded that a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards could be excluded under Rule 14a-8(i)(3) as vague and indefinite).

The Proposal's references to "superior standards of care" and "ensure that animals' psychological, social and behavioral needs are met" are vague and indefinite in the same manner as requests for reports on "demonstrated affirmative responsibility" (*IBM*) and "human rights standards" (*Alcoa*) and references to "ensur[ing] the highest standards of ethical behavior" (*Southern*). As with those proposals, GE and its shareowners cannot determine with certainty what the Proponent is asking GE to report on. For example, neither GE nor its shareowners will know how to determine what constitutes "superior standards of care." Must the standards that GE adopts in furtherance of the Proposal be "superior" in comparison to standards used in the past, standards used by GE's peers or some other benchmark standard? The only guidance provided in the Proposal is the indication that these "superior standards" include "ensur[ing]. . . that animals' psychological, social and behavioral needs are met." But this phrase also is vague and indefinite. Who determines what each animal's basic "psychological, social and behavioral needs" are; when are those standards tested; and how would GE evaluate whether animals' needs are being satisfied? GE and its shareowners (including the Proponent) may interpret the phrases "superior standards of care" and "animals' psychological, social and behavioral needs" to mean different things. Indeed, the range of reasonable interpretations of these phrases is so wide that it would be impossible for GE and its shareowners to comprehend precisely what the Proposal entails.

In this particular context, the issue of what constitutes "superior standards of care" and "psychological, social and behavioral needs" is of critical importance to shareowners in evaluating the Proposal. The supporting statement does not clearly elaborate on these phrases, and instead focuses on the Proposal's request that GE extend its Animal Use Policy to contract laboratories (which GE has already done) and "ensuring [the adoption of] . . . *basic* animal welfare measures" (as opposed to "*superior* standards of care") (*emphasis added*). Rules 14a-8(i)(3) and (i)(6) impose an obligation on proponents to be clear as to the scope of their proposals. *See Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareowners at large to comprehend precisely what the proposal would entail."). The Proponent's failure to provide such guidance means that GE and its shareowners are left only with these confusing references when considering the Proposal.

As with the proposals in *Int'l Business Machines Corp.*, *Alcoa* and *The Southern Co.*, given the ambiguities contained in the Proposal, it is unclear what additional disclosures shareowners voting for the Proposal would expect of GE and what actions GE would be required to take if the Proposal was to be implemented. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading because neither the shareowners voting on the proposal, nor GE in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that GE "would lack the power to implement" the Proposal.

II. The Proposal Is Beyond GE's Power to Implement and Thus May Be Excluded under Rule 14a-8(i)(6).

A company may exclude a shareowner proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because it is impossible for GE to "ensure that animals' psychological, social and behavioral needs are met." Moreover, as discussed below, the Proponent's own publications indicate its belief that it is "almost always an impossible goal" to "reduce or eliminate" stress on certain animals, meaning that the Proponent acknowledges it is impossible to meet animals' psychological needs.

The Staff has concurred that shareowner proposals are excludable under Rule 14a-8(i)(6) where a company cannot ensure that a variety of actions would occur. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); and *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement). *See also* Staff Legal Bulletin No. 14C (June 28, 2005) ("we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times . . . when a proposal is drafted in a manner that would require a director to maintain his or her independence").

Similarly, GE lacks the power or authority to implement the Proposal. It is impossible for GE to "ensure . . . that animals' psychological, social and behavioral needs are met" (emphasis added) because the animals at issue cannot communicate to GE that needs have or have not been satisfied. Moreover, the Proponent's own publications acknowledge that it is impossible to "ensure that animals' psychological, social and behavioral needs are met." For example, the Proponent's website states, "All animal experiments involve physical and/or psychological harm to the animals." "Frequently Asked Questions" *available at* http://www.marchofcrimes.com/faq.html and attached hereto as Exhibit B. The Proponent's website also includes a study published by the Proponent that states "no laboratory can reduce the stresses that primates experience significantly enough to raise animal-welfare conditions to an acceptable level" and acknowledges that it is "almost always an impossible goal" to "improve or modify . . . laboratory environments and procedures to reduce or eliminate unwanted stress in the lives of primates" in laboratories. *See* "Fear, Anxiety and Stress in the Laboratory: Why Nonhumans Primates Make Poor Research Subjects" at pages 8 and 12, *available at* http://www.covancecruelty.com/pdfs/PrimatePaper.pdf#xml=http://www.petasearch.org/texis/search/pdfhi.txt?query=behavioral+psychological+&pr=default&prox=page&rorder=500&rprox=500&rdfreq=500&rwfreq=500&rlead=500&sufs=0&order=r&cq=&id=4326073748 and attached hereto as Exhibit C. Given that the Proponent acknowledges that "unwanted stress" cannot be reduced or eliminated for animals in laboratory environments and given the Proposal's request that GE's Animal Use Policy "ensure . . . superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met," it is beyond GE's power to implement the Proposal, just as it is beyond a company's power to ensure that "an individual meeting the specified criteria would be elected as director and serve as chairman of the board" or to "ensure that all successor companies adopt a bylaw like that requested by the proposal."

For these reasons, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond GE's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before GE files its definitive 2006 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that is submitted to the Staff by or on behalf of proponents. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Very truly yours,

Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Leana Stormont, Esq., People for the Ethical Treatment of Animals

Exhibit A

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

October 21, 2005

RECEIVED
NOV 01 2005
B. W. HEINEMAN, JR

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Mr. Heineman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2006 annual meeting. Also enclosed is a letter from PETA's brokerage firm certifying to our ownership of stock. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2006 annual meeting of shareholders.

If the Company will attempt to exclude any portion of our proposal under Rule 14a-8, please so advise PETA within 14 days of your receipt of this proposal.

As of this writing, PETA is in the process of confirming a November 11 meeting with General Electric company officials and would be happy to discuss settlement options regarding the enclosed Shareholder Proposal at that time.

Please direct any communications or requests for additional information regarding this matter to me directly. My contact information is as follows:

Leana Stormont, Esq.
People for the Ethical Treatment of Animals
Research & Investigations Department
501 Front St.
Norfolk, VA 23510

757.962.8327 (phone)
757.628.0781 (fax)
leanas@peta.org

Thank you for your time and attention in this matter.

Very truly yours,

Leana Stormont
Counsel, Research & Investigations

Encl.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

GENERAL ELECTRIC SHAREHOLDER RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has a *Position Statement on the Care and Ethical Use of Animals in Medical Research* (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of companies have adopted and prominently published animal welfare policies on their websites committing to the care, welfare, and protection of animals used in product

research and development. GE, as an industry leader, is commended for its recognition of "the guiding principles of reduce, refine and replace through which animal research is confined to an absolute minimum ..." http://ge.com/en/citizenship/customers/rd/animal.htm.

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin PETA Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom who declined to enjoin PETA, stated in his opinion that just two aspects of the video, namely the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[1]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[1] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

October 21, 2005

Mr. Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Mr. Heineman, Jr.:

Morgan Stanley is the record holder of 124 shares of General Electric common stock held on behalf of People for the Ethical Treatment of Animals.

PETA acquired these shares on December 27, 2002 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. PETA intends to continue holding these shares through the date of the 2006 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Abril Azmi

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

October 21, 2005

Mr. Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Mr. Heineman, Jr.:

Morgan Stanley is the record holder of 124 shares of General Electric common stock held on behalf of People for the Ethical Treatment of Animals.

PETA acquired these shares on December 27, 2002 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. PETA intends to continue holding these shares through the date of the 2006 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Abril Azmi

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Exhibit B

MarchOfCrimes.com



Frequently Asked Questions



Does the March of Dimes really fund horrific animal experiments?

Sadly, yes, though the charity is tight-lipped about it! The March of Dimes has funneled millions of dollars into animal experiments. March of Dimes-funded experimenters have: sewn shut newborn kittens' eyes, left them blind for a year, and then killed them; cut organs from pigs and stitched them into primates; and addicted pregnant animals to alcohol, nicotine and cocaine. In one study (results published in 1998), experimenters cut into the abdomens of pregnant sheep and destroyed the ear drums of the unborn lambs. Just before birth, the mother sheep and lambs were killed, and the brains were cut from the lambs to be examined.





The March of Dimes "only" uses mice and rats, doesn't it?



March of Dimes has funded experiments using pigs, sheep, dogs, hamsters, rabbits, rats, cats, opossums, birds, primates, and other animals, and has made it clear that it will fund experiments on any species it chooses. However, even if March of Dimes experimented on mice and rats exclusively, it would still be wrong. Rats and mice feel pain every bit as much as cats or dogs—and as much as you or I.



Is there evidence of poor treatment of animals in March of Dimes funded experiments?



All animal experiments involve physical and/or psychological harm to the animals. But, disturbingly, primates in experiments funded by the March of Dimes have died due to the absence of an anesthesiologist during surgery, lack of adequate monitoring after surgery, and from "technical problems." March of Dimes funded experimenters have also restrained monkeys in chairs for many days at a time, sewn cats' eyes shut, and damaged the brains of ferrets and other animals.

Don't animal protection laws prevent March of Dimes-funded experimenters from harming animals?

The Animal Welfare Act, which is the only law that protects animals in laboratories, deals only with housekeeping issues, such as cage size and transportation. Experimenters can do whatever they want to an animal—even perform painful, invasive experiments without anesthetics or painkillers. Unbelievably, government officials have chosen to interpret the Act to exclude mice and rats, so that the species that comprise 90 percent of all animals used in laboratories have no protections under the law! On top of these shocking facts, the Animal Welfare Act, even as weak as it is, is not adequately enforced.

Could the March of Dimes' animal experiments actually save human babies?

Birth defects are prevented and babies are saved when research dollars go to effective and relevant research, which comes from studying human problems and human babies, not from sewing kittens' eyes shut or addicting rats to cocaine. In fact, virtually all known developmental hazards have been identified through studies of human populations. The dangers of thalidomide, alcohol, methyl mercury, and lead, just to name a few, were all discovered by observing people, not animals.

Since the March of Dimes devotes only some of its resources to animal experiments, isn't there enough money to fund both animal experiments and other programs?


REAL HEROES
SAVE BOTH
THEIR LIVES!

Every dollar that the March of Dimes wastes on cruel, useless animal experiments is a dollar not invested in programs that do work. Relying on faulty animal tests not only causes needless suffering for animals, it also puts human health in jeopardy. Animal experimentation also diverts millions of dollars from valuable human studies and research programs. For instance, a National Birth Defects Registry is desperately needed to uncover the root causes of birth defects; the largest registry in the United States, operated by the Centers for Disease Control, is so underfunded that it only collects limited information.

Improved prenatal care is desperately needed. Every year, 1.2 million women receive insufficient prenatal care, even though adequate care could prevent as much as 25 percent of all infant deaths. Help for pregnant women who smoke could decrease infant deaths by an estimated 10 percent. Alcohol abuse during pregnancy is the leading preventable cause of birth defects and mental retardation. Yet rats and other animals are injected with alcohol while women seeking help can't find it. Additionally, teenage pregnancies, AIDS, and drug abuse continue to be major threats to unborn children that require more resources than they currently receive.

color="#818181">

Exhibit C

Fear, Anxiety, and Stress in the Laboratory: Why Nonhuman Primates Make Poor Research Subjects

Mary Beth Sweetland, Director of Research & Investigations Department
Philip Schein, Special Assistant to the President
PETA, 501 Front Street, Norfolk, Virginia 23510
marybeths@peta.org

We have compiled the following executive brief for the convenience of IACUC personnel to help negotiate and summarize the recent literature on this subject. It indexes and appraises the recent studies on the causes and effects of stress on primates in laboratories, including the reasons these factors can never be eliminated or controlled. The brief is organized as follows:

1. Specific Laboratory Stressors of Primates

1.1 Housing and Social Stressors

Laboratory cages are physically confining and socially restrictive living spaces for primates, and these conditions impose unreasonable stresses upon them. Recent studies have confirmed the causes and effects of housing and social stressors on primates, including primates who are subjected to solitary lives in cages or those who are housed in cramped, crowded conditions. Other studies have shown the harmful consequences of separating primates from their cage mates and placing them together arbitrarily into new groups, altering power dynamics and systems of social support. In all these cases, imposing unnatural physical and social configurations on primates resulted in profound disruptions of species-specific behavior and physiological issues.[1,2,3,4,5,6,7,8,9,10,11]

- Cross, Pines, and Rogers (2004) and Soltis, Wegner, and Newman (2003), for example, demonstrated that both the presence of conspecifics or separation from conspecifics can be causes of acute stress. [12,13]

- Shapiro *et al.* (2000) and Reinhardt and Rossel (2001) documented how individual caging constitutes such a potent stressor as to produce immunosuppression.[14,15]

- Chase *et al.* (2000) and Bellanca and Crockett (2001) demonstrated that singly housed, socially restricted primates paced more, locomoted significantly less, were more aggressive, and manifested significantly more abnormal behaviors.[16,17]

- Boyce *et al.* (1998) noted that when confinement space is reduced, the crowded conditions result in a five-fold increase over six months in the incidence of violent injuries.[18]

- Cross, Pines, and Rogers (2004) documented how separating animals with social bonds stimulates a response consisting of behavioral agitation and adrenal activity, and Pines, Kaplan, and Rogers (2004) demonstrated how marmosets are negatively affected by any events adversely affecting a roommate. [19,20]

- Crockett *et al.* (2000) and Reinhardt (2000) demonstrated that even subtle changes in conditions of captivity such as different cage sizes and cage levels can be extremely stressful to primates.[21,22]

1.2 Environmental Stressors

Laboratory environments differ enormously from natural habitats, and recent studies have demonstrated that several of a laboratory's environmental conditions contribute to unacceptable levels of stress in primates, including ambient temperature, lighting conditions, loud noises, cage locations, and even the mere presence of humans in primate rooms. Although some laboratories have been able to make some small modifications in the environmental conditions of their laboratories, it is not possible for primates to live in laboratories and participate in experiments without suffering from environmental stress.[23,24,25,26,27,28,29,30,31,32,33,34,35]

- Reinhardt and Reinhardt (2000a) demonstrated that poor lighting in laboratories frequently provides a cave-like housing environment for primates, particularly for those who are forced to live ground-dwelling lifestyles in bottom-tier cages. Reinhardt concludes that these conditions impair well-being and invalidate research data.[36]

- Cross, Pines, and Rogers (2004) documented how noise adversely affects primates in laboratories. Their mean levels of salivary cortisol during periods of disturbance were four times higher than normal.[37]

- Reinhardt and Reinhardt (2000b) recorded that primates exhibit apprehension and fear when an investigator or technician even enters the room.[38]

1.3 Husbandry Stressors

Primates in laboratories are subjected to a variety of routine animal husbandry procedures, all of which are experienced as stressful even when a laboratory follows best practices. The most sensitively conducted non-invasive and non-experimental procedures can create stressful conditions in captive primates. A study by Balcombe (2004) on the effects of routine husbandry on rats concluded that non-invasive manipulation occurring as part of routine husbandry, including lifting an animal, cleaning or moving an animal's cage, etc., resulted in "significant changes in physiologic parameters correlated with stress (e.g., serum or plasma concentrations of corticosterone, glucose, growth hormone or prolactin, heart rate, blood pressure, and behavior."[39] The effects on primates are that much more complex and profound. For example:

- Carstens and Moberg (2000) cautioned, "What might be viewed as innocuous manipulation of the animal may confound experimental results," and Wolfe (2000) confirmed that stress results from "both experimental and non-experimental sources."[40,41]

- Suzuki (2002) documented how plasma cortisol levels increased when a large adult male researcher entered the room, as macaques instinctively assumed the researcher to be a predator or rival.[42]

- Line *et al.* (1989) demonstrated that primates become significantly stressed when their room or cages are cleaned or they are tested for tuberculosis. Heart rates can remain elevated for hours after these events, and primates do not habituate to them.[43]

Capture is especially stressful for primates, and they frequently reveal their distress in obvious ways such as crouching, assuming defensive postures, diarrhea, fear grinning, attempting to flee, grimacing, suffering from rectal prolapse, screaming, struggling, or making aggressive displays. Primates are frequently restrained and captured in laboratories, and they always experience restraint as stressful regardless of the method used. Common methods of restraint and studies that have demonstrated their stressful effects include anesthetics such as ketamine, board restraints, chair restraints, chute restraints, guillotine panels, manual restraint, squeeze cages, table restraints, tethering, and transfer boxes. In addition to capture and restraint, recent studies have demonstrated that primates are also significantly stressed by other routine husbandry procedures such as feeding, medical procedures, palpation, pregnancy examinations, and weighing.[44,45,46,47,48,49,50,51,52,53,54,55,56,57]

1.4 Protocol Stressors

All research protocols are stressful to primates, even those that are not specifically designed to produce stress. Most of these involve at least some of the following standard components which multiple studies have proved produce stress and skew data: behavioral testing, blood sampling, novel situations and environmental manipulation, stool sampling, reproduction techniques such as penile vibratory stimulation or electroejaculation, venipuncture, and saliva or urine sampling.[58,59,60,61,62,63,64,65,66,67,68,69,70,71,72,73,74,75]

- McAllister (2004) and Reinhardt and Reinhardt (2000) documented how using cortisol levels as a measure of stress are complicated by the use of invasive techniques that may increase hypothalamic-pituitary-adrenal HPA axis activity during sample collection.[76,77]

- Yeoman (1998) and Cui (1996) demonstrated the detrimental effects of stress on sperm yield and quality on samples collected through the highly stressful and painful method of electroejaculation.[78,79]

1.5 Pre-laboratory Stressors (When Applicable)

The effects of stress are persistent and may have begun before a primate enters a laboratory. These unknown variables, which may have already altered physiology and behavior as well as receptivity to new procedures, further complicate attempts at establishing reliable controls.

a) Prenatal and Early Rearing Sources of Stress

- Gorman and Coplan (2002) and Clarke *et al.* (2004) demonstrated that prenatal stress can produce profound alterations in biological factors such as regulation of hypothalamic-pituitary-adrenal (HPA) axis, biogenic amines, and immune function. Coe (2003) confirmed that the prenatal environment can alter behavior, dysregulate neuroendocrine systems, and affect the hippocampal structures in primates in a persistent manner.[80, 81, 82]

- Barr *et al.* (2003) and Lutz *et al.* (2003) documented that macaques with histories of early-life stress have also have exhibited impulsive aggression, incompetent social behavior, and increased behavioral and endocrine responsivity to stress. Tiefenbacher (2005) demonstrated that chances of primates developing self-injurious behavior is heightened by adverse early experiences and subsequent stress exposure.[83,84,85]

b) Capture and Transportation/Relocation Sources of Stress

- Laudenslager *et al.* (1999) described the magnitude of stress associated with original capture, noting that during the period of captivity, plasma cortiosol rose, plasma prolactin and growth hormone fell, and there was a significant rise in insulin.[86]

- Honess, Johnson, and Wolfensohn (2004) documented the stress caused by air transport and re-housing and reported that the behavioral changes which occurred never returned to levels at the original breeding facility within the first month, an experience that "may result in the compromising of the welfare of the study animals."[87]

2. Specific Effects of Laboratory Stressors in Primates

2.1 Biochemical, Physiological, and Epidemiological Effects

There is a wealth of information detailing the extent to which stress disrupts the major physical functions of primates and leads to the development of disease and other pathologies.

- Carstens and Moberg (2000), for example, report that the cumulative effects of several stressors on primates leads to diversion of resources that results in their suffering from immune incompetence and other pathologies such as loss of reproductive abilities.[88]

Laboratory stress in primates affects the biochemistry of their endocrine, immune, and reproductive systems. The endocrine system is the adrenal gland, including the cortex and the medulla, adrenal hormones, including adrenal androgens, cortisol, adrenal corticoids, corticosteroids, and glucocorticoids. It also includes the pituitary gland and its hormones, including trophic hormones, the pituitary-adrenocortical-hypothalamic system, thyroid gland hormones, catecholamines, luteinizing hormones, lymphoids, prolactin, and opiate hormones.[89,90,91,92,93,94,95,96,97,98,99,100]

Stress affects the immune system of primates in laboratories by altering general antibody responses, the character of lymphocytes—including B cells, CD4+ cells, CD8+ cells, and T cells—cytokine, interferon, hematocrit, hemoglobin, monocytes, natural killer cell (NK) activity, prostaglandins, and white blood cells.[101,102,103,104,105,106,107,108,109,110]

The reproductive system undergoes general changes as well. The organs affected are the pituitary-gonadal hormones, ovaries, placenta, the follicular phase and luteal phase of menstruation, testosterone, dihydrotestosterone, progesterone, pregnenolone, 17-hydroxypregnenolone, 17-hydroxyprogesterone, 20a-dihydroprogesterone, estrone, estradiol, DHA and DHAS, semen volume, and motility.[111,112,113,114,115,116,117,118,119,120]

The known physiological effects of stress in primates in laboratories include arteriosclerosis, osteoporosis, diabetes, changes in blood pressure, body temperature, circadian rhythms, ECG patterns, enzymatic shifts, heart rate, leukocytosis, metabolism, respiratory rates, sleep patterns, and weight gain or loss.[121,122,123,124,125,126,127,128,129,130,131,132,133,134,135]

- Gilmer and McKinney (2003) reported that the physiological effects of stress in primates included an altered hypothalamic-pituitary-adrenal response to stress, changes in diurnal temperature regulation, and alteration in immune function; Schapiro (2000) documented how diminished immune response is the most frequently observed consequence of prolonged or intense stress exposure.[136,137]

- Fuchs and Flugge (2004) documented how one month of stress reduced cell proliferation in the dentate gyrus and decreased the total hippocampal volume. . . . Stress also induced a constant hyperactivity of the hypothalamic-pituitary-adrenal axis and suppressed both motor and marking behaviors.[138]

These biochemical effects also make primates more susceptible to diseases, including bacterial infections, neutrophilia, parasitic infestations, and viral infections as well as doubling the possibility of endometrial cancer. Shivley (2004) and Boere *et al.* (2003) documented additional stress-induced pathologies such as higher incidences of diabetes, consumptive disorders, osteoporosis, arteriosclerosis, and gastric-duodenal ulcers. Bailey (2004) recorded how even prenatal stress altered bacterial colonization.[139,140,141,142,143,144]

- Shively (1999) concluded from studies of monkeys that social stress caused by low social status may be the underlying mechanism affecting pathophysiology and disease.[145]

2.2 Behavioral and Social Effects

The myriad behavioral abnormalities that characterize primates in laboratories have been well known for decades and include bizarre postures such as floating limbs, self-biting, self-clasping, self-grasping, and saluting; stereotyped motor acts such as pacing, head-tossing, head-weaving, bouncing in place, somersaulting, and rocking; appetite disorders such as uncontrollable eating, insufficient eating, frequent drinking, feces-eating, and paint-eating; sexual disorders such as inappropriate orientation, homosexual behavior, sexual dysfunction, and autoerotic stimulation; disturbed activity patterns such as inactivity, hyperactivity, and temporally inappropriate behavior; and agonistic disorders such as hyper-aggressiveness, fear-grinning, screaming, acute diarrhea, struggling and refusing to enter the squeeze cage; and self-abusive behavior such as self-biting, hair pulling, and self-scratching leading to physical harm.[146,147,148,149]

- Gilmer and McKinney (2003) demonstrated that early adverse experiences in primates can lead to behaviors including repetitive idiosyncratic behavior, increased self-directed behaviors, inappropriate expressions of aggressive behavior, nonmodulated patterns of consumption, and inappropriate sexual and maternal behavior.[150]

- Reinhardt and Rossel (2001) and The National Research Council (1998) documented how self-biting typically occurs in individually caged primates.[151,152]

2.3 Psychological and Cognitive Effects

Many of the social and behavioral effects of stress in captive primates have already been discussed in previous sections of this brief, and additional studies also illustrate its ill effects on primate psychology and cognitive functioning. These effects include degradations in their ability to engage in species-typical activities such as exercising, mating, raising children, maintaining mental well-being, engaging in normal forms of social companionship, performing routine tasks, and the ability to recognize predators.[153,154,155,156,157,158,159,160,161,162,163,164]

- Shivley (2005) documented how female cynomolgus monkeys suffered from signs of depression when they were isolated and exhibited lethargy, hormone disruptions, and higher heart rates—all of which are indicative of depression.[165]

- Gilmer and McKinney (2003) documented how early adverse experiences affected primates cognitively, resulting in such animals' requiring longer habituation time for any task. Arnsten and Goldman-Rakic (1998) and Moghaddam and Jackson (2004) demonstrated that noise stress impairs prefrontal cortical cognitive function in monkeys.[166,167,168]

3. General Characteristics of Stress for Primates in Laboratories

3.1 Primates Do Not Habituate to Laboratory Stressors

Experimenters frequently claim that primates in laboratories habituate to stress after a period of acclimatization, but this is untrue. Several recent studies have demonstrated that primates do not habituate to many stressors, even after years of exposure.[169,170,171,172,173,174,175,176,177]

Consider the following:

- Schnell *et al.* (1997) argued that it is impossible to completely inhibit the defensive reactions of primates to experimental procedures—even after long-term training. He demonstrated that primates in laboratories respond to restraint and venipuncture with marked, acute, and chronic increases in their heart rate and blood pressure even after years of experience as research subjects. Moreover, experienced primate research subjects have learned to anticipate restraint and venipuncture events by developing sustained patterns of cardiovascular stress.[178]

- Line *et al.* (1989) demonstrated that primates do not habituate to the stressors of room cleaning, cage cleaning, or tuberculosis testing. Line *et al.* documented how they became significantly stressed when their rooms or cages were cleaned or when they were tested for tuberculosis. Heart rates remained elevated for hours after these events, and primates did not habituate to them.[179]

- Gordon *et al.* (1992) demonstrated that experimentally naïve primates do not habituate to blood sampling procedures even after six weeks of exposure.[180]

- Honess, Johnson, and Wolfensohn (2004) reported that levels of stress a month after relocation from a breeding facility never returned to normal.[181]

- Lilly *et al.* (1999) demonstrated that primates did not acclimate to new housing situations even after 23 weeks in a new situation.[182]

- Golub and Anderson (1986) found that primates never adapted physiologically to the stresses of weekly blood sampling and manual palpation, even though they may have adapted behaviorally. Heart rate, blood pressure, respiration rate, and cortisol levels always rose during these procedures, even in primates who have experienced these procedures for 23 weeks.[183]

- Laudenslager *et al.* (1985) discussed how primates who are forced to endure separation experiences from their mothers or troop members frequently suffer from abnormal heart rates, body temperatures, circadian rhythms, EEG patterns, cellular immune function, and behavioral and neurological pathologies more than three years after the separation event. These changes persist for several years after the separation experience and may be permanent for some primates.[184]

3.2 Laboratories Cannot Eliminate Stressors

Sometimes experimenters and laboratory staff believe that they can improve or modify their laboratory environments and procedures to reduce or eliminate unwanted stress in the lives of the primates under their care. But this is almost always an impossible goal, even in the best of primate sanctuaries. Primates are simply too sensitive to stress, and laboratory environments are inherently too stressful for primates to live in them without suffering the unnatural and data-contaminating condition of ceaseless stress.

- Barros and Tomaz (2002) and Tatoyan and Cherkovich (1972) demonstrated that the mere presence of a human observer is capable of eliciting defensive attack and anxiety-related behavior. In many cases, the presence of human beings is even more stressful to primates than being restrained. [185,186]

- Schapiro *et al.* (2000) demonstrated that every type of laboratory housing for primates degrades the effectiveness of at least some components of their immune systems.[187]

3.3 Primates Hide Symptoms of Stress, and Many Symptoms of Stress Are Difficult to Diagnose and Detect

It is widely documented that primates not only hide symptoms of stress as defensive measures, but that symptoms of stress may be indiscernible or invisible to the investigator. Many primates in laboratories may look fine, but inwardly they are suffering from the damaging effects of stress in their biochemistry, physiology, psychology, and sociability. Usually only the most extreme forms of fear, pain, or suffering will cause primates to show the visible effects of their distress.[188,189,190]

- Coe *et al.* (1987) demonstrated that primates who are separated from their troops suffer from diminished immune system response, even though they do not appear debilitated or depressed. Coe concluded that it is not possible to visually identify the effects of diminished immune system response in primates that are suffering from separation experiences.[191]

Making diagnoses of stress more problematic is that the primate subject may also not be conscious of the physical effects of stress:

- For example, Carstens and Moberg (2000) discussed "stress-induced analgesia" and how psychological distress in primates can increase or decrease pain perception.[192]

Carstens and Moberg discussed as well how a tumor, for example, may elicit stress responses in an animal not conscious of the cancer. In a laboratory setting, such induced physiological pathologies are often an integral component, and many symptoms may not even be recognized as stress or be attributed to stress, as they may be the product of complex, interacting, and ambiguous physiological origins.

3.4 The Effects of Stress in Primates Are Complex and Interact

Stress is a complicated phenomenon, affecting multiple, interconnected systems, so that it is difficult to isolate as a single variable or effect. Primates react to stress in highly individualized and complex ways, especially at the biochemical level where the sympathetic nervous system, the hormonal systems, and the immune systems all interact with each other in response to stressful conditions. The complexity of these responses means that experimenters are frequently unable to know if the data that they collect reflect the results of the experimental procedures or the stressed condition of the primate in the laboratory. The results, therefore, are ambiguous because experimenters cannot reliably identify the causes of the effects they measure. Included in this brief are indexed dozens of studies that demonstrate this fact. But a few studies deserve special mention because they have examined the complex reality of stress in primates directly:

- Norcross and Newman (1999) identified that stress "can differentially affect the hormonal response without differentially affecting the behavioral [response]."[193]

- Carstens and Moberg (2000) stated that the most reasonable strategy for measuring stress would be to monitor the responses of the four major defense systems (behavior, autonomic nervous system, neuroendocrine system, and immune system) since they are responsible for the biological changes that occur during stress; however, they argued that none of the monitoring has proved to be a reliable measure of stress or *distress* since no single system responds to all stressors.[194]

- Shively (2005) described depression in primates as a "whole-body disorder."[195]

- Schapiro *et al.* (2000) demonstrated that even though stress indexes in primates are usually measured singly for purposes of experimental clarity, the actual biochemical realities of stress in primates are extremely complicated. Every single measurable stress effect interacts with all of the others, making it impossible to limit the biochemical and physiological effects of stress to only a few biological systems.[196]

- Goncharov *et al.* (1979) demonstrated that stressors evoked not just a few, initial hormone responses, but generally elicited a broad range of multiple, concurrent responses involving much of the neurological and endocrine systems.[197]

- Coe *et al.* (1987) demonstrated that the endocrine and immune systems of primates in laboratories do not change in simple ways in response to stress and concluded that we must not underestimate the true complexity of the total effects that stress has on them.[198]

3.5 Stress Affects Individual Primates Uniquely

Stress is a highly variable phenomenon affecting individual primates in unique ways and making statistically reliable data problematic.

- Carstens and Moberg (2000), for example, stated that because there is currently no litmus test for distress, trying to recognize distress must be done on almost a case-by-case basis. They added the caveat that the same stressor can be manifested in a variety of responses in the same animal.[199]

Further complicating stress measurements are the intra-animal differences in how the four general defense systems respond in attempting to cope with the stressor. Early experience, genetics, age, and physiological state are examples of a multitude of moderators that influence the nature of a stress response. With traditional laboratory animals such as rodents, many of these variables can be more easily controlled and accounted for in the experimental design, but for some laboratory animals (e.g. nonhuman primates or random-source animals), it is extremely difficult to account for these modulators of the stress response because simple measures of hormones, autonomic nervous system activity, or immune response may be unreliable measures of stress outside the experimental paradigm.

- Gust *et al.* (1994) demonstrated that the biochemical reactions of individual primates to social stressors vary widely. Gust concluded that because social stressors are one of the most common and upsetting forms of stress among primates housed in laboratories, the large effects of social stress and the wide variability in responsiveness among individuals make it difficult to interpret experimental data derived from them.[200]

- Sapolsky (2001, 1993) demonstrated how stress affects primates uniquely and how primates respond to stress in highly individualized ways.[201, 202]

3.6 Stress Variables Cannot Reliably Be Controlled, Factored, or Generalized

The scientific integrity of studies involving laboratory-confined primates is inherently compromised because of the pervasive contamination of stress and the impossibility of accurately defining and controlling the spectrum of causes and effects of stress. (Bentson *et al.* 2003).[203]

- Moberg (1999) argued that not only can pain and stress cause distress, the biologic effects can also compromise experimental results. Carstens and Moberg (2000) further cautioned that there are neither "agreed-upon definitions" for terms such as pain and stress nor are there absolute, objective measures because animals cannot verbalize what they are experiencing.[204,205]

- Hawkins (2003) reported that indicators of pain, suffering, and distress in primates are largely subjective.[206]

- Reinhardt (2004) concluded that there is no control over the time during which an environmental disturbance is occurring, a factor that must be mentioned to explain possible incongruities of data.[207]

- Schnell *et al.* (1997) demonstrated that the acute effects of stress in primates have broad implications for the evaluation of pharmacological profiles of drugs used in biomedical research.[208]

3.7 Cross-Species Misconceptions

Despite overwhelming evidence, there are still researchers who do not recognize the significance of stress factors in research on primates.

According to Haller (DD 2001), "There is an important discrepancy between animal models of anxiety and human anxiety patients: While experimental animals are usually unstressed, patients usually have a long history of stress."[209]

However, an equivalent mistake is the assumption that stress research on primate models can be meaningfully extrapolated to humans. Just as pharmacological efficacy has great variation between nonhuman and human primates, the experimental data obtained from nonhuman primates have little generalizability beyond the simple, tautological recognition that induced stressors cause symptoms of stress.

4. Recommendations

Laboratories are stressful environments, and the primates who are held within them endure lives of ceaseless anxiety, pain, and fear. Some laboratories are more stressful than others, but no laboratory can reduce the stresses that primates experience significantly enough to raise animal-welfare conditions to an acceptable level, and no laboratory can reduce the stressors sufficiently to produce meaningful and reliable scientific data. Clearly disturbing experiments such as those conducted at Columbia University have little scientific import and egregious ethical consequences. In these studies, monkeys had metal pipes surgically implanted into their skulls for the sole purpose of inducing stress in order to study the connection between stress and women's menstrual cycles. We urge all IACUCs and affiliated institutions not to accept or approve further protocols involving primates in laboratories.[210]

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December 19, 2005

RECEIVED
2005 DEC 19 PM 12:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") et al. for Inclusion in the 2006 Proxy Statement of General Electric Company

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 9, 2005, submitted to the SEC by General Electric ("GE" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(3), asserting that that it is vague and indefinite, and based on Rule 14a-8(i)(6) alleging that it is beyond the Company's ability to implement.

For the reasons which follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted.

PETA's resolution is very straightforward:

> [T]he shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy[1] to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

[1] The Policy is GE's *Position Statement on* the *Care and Ethical Use of Animals in Medical Research*. http://ge.com/en/citizenship/customers/rd/animal/htm.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

In short, GE is being asked simply to report to shareholders on the feasibility of extending its animal welfare policy to outside contractors,[2] and on the feasibility of implementing enrichment measures for the animals used in the Company's laboratories and outside facilities.

I. The Proposal Is Not Vague and Indefinite Under Rules 14a-8(i)(3) and 8(i)(6).

The Company argues that it cannot ensure "superior standards of care" for animals used in its laboratories, nor can it ensure that their "psychological, social and behavioral needs are met." In fact GE declares that neither the Company nor its shareholders are capable of determining "what constitutes 'superior standards of care.'"

The Company's position teeters both on GE's powerlessness to "ensure" anything in attempting to attain high standard of animal care and welfare, and even more basically, its inability to recognize or define what constitutes high standards of care.

It is difficult to imagine why GE is so flummoxed, especially when considering the Company's current Animal Use Policy. Interestingly, the Policy contains the following statements relating to "ensuring" and "standards":

> All studies [using animals] are scrutinized and approved prior to initiation to ***ensure that they are designed to minimize*** the numbers of animals used and to avoid or minimize ***discomfort and levels of stress.*** [Emphasis supplied.]
>
> At all times the company's use of animals in medical research adheres to the ***highest standards of husbandry and ethical treatment.*** [Emphasis supplied.]

How can GE "ensure" minimum animal discomfort and adhere to the "highest standards of... ethical treatment" as articulated above, and fain inability to ensure the "superior standards of care" requested in PETA's resolution? To put the question is to answer it.

Likewise, GE claims that providing for animals' psychological, social, and behavioral needs is similarly "vague and indefinite," and therefore an unattainable goal. Frankly, we credit the Company with having greater sophistication and resources than that. There is a significant body of literature which provides guidance on enrichment measures for animals in laboratories. We are confident that a Fortune 500 company like GE can readily access and discern how to provide for such needs. We have footnoted some source materials to aid them.[3]

---

2 The Company contends that its Animal Use Policy "applies to all contract laboratories and is reviewed with them on a regular basis." Accordingly that information should be included on GE's Web site if it is in fact part the Company's Policy.

3 CCAC Policy on the "Social and Behavioral Requirements of Experimental Animals"
http://www.ccac.ca/en/CCAC_Programs/Guidelines_Policies/POLICIES/SABREA.HTM
CCAC Guidelines (see 1984 and 1993 Guide)
http://www.ccac.ca/en/CCAC_Programs/Guidelines_Policies/GDLINES/Guidelis.htm
USDA Guidance on "Environmental Enrichment in Rodents"
http://www.nal.usda.gov/awic/pubs/enrich/rodents.htm
Contemporary Topics in Laboratory Animal Welfare Science
http://www.ncbi.nlm.nih.gov/entrez/query.fcgi?cmd=Retrieve&db=PubMed&list_uids=15669134&dopt=Citation

The Company's position that PETA's resolution is excludable under Rules 14a-8(i)(3) and (6) is unabashedly contradicted by GE's current Animal Use Policy, and is rendered spurious by common sense. Reporting to shareholders on the feasibility of amending the Company's Animal Welfare Policy to add certain improvements, does not fall within any of the SEC exceptions.

II. The Proposal Is Not Beyond GE's Power to Implement

The Company states that PETA's resolution is excludable because it is impossible for GE to "ensure that animals' psychological, social, and behavioral needs are met" because animals "cannot communicate to GE that needs have or have not been satisfied." (No action letter pp. 4-5.)[4] This statement is so foolish, as to be amusing. The test for providing enrichment measures for the dogs, cats, mice, and hamsters in GE laboratories cannot pivot on whether they can write GE a thank-you note. In short, GE's position that the absence of animal-to-human communication implies no implementation of enrichment measures, is profoundly ridiculous and flippant.

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if GE fails to include the Proposal in its 2006 Proxy Materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or (703) 478-5995.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc

cc: Ronald O. Mueller, Esq. (by e-mail)

Olsson AS, Dahlborn K. 2002. Improving housing conditions for laboratory mice: a review of 'environmental enrichment.' *Laboratory Animals* 36: 243-270.

Jennings M, Batchelor GR, Brain PF, Dick A, Elliott H, Francis RJ, Hubrecht RC, Hurst JL, Morton DB, Peters AG, Raymond R, Sales GD, Sherwin CM, West C. 1998. Refining rodent husbandry: the mouse. *Laboratory Animals* 32: 233-259.

Patterson-Kane EG, Hunt DN, Harper. 1999. Behavioral indexes of poor welfare in laboratory rats. *Journal of Applied Animal Welfare Science* 2: 97-110.

4 GE's cites to Exhibit B, "Frequently Asked Questions" related to the March of Dimes, and to Exhibit C, an article on "Why Primates Make Poor Research Subject." Neither of those Exhibits supports the Company's position. The quote from Exhibit B that "All animal experiments involve physical and/or psychological harm to the animals," militates in favor of implementing enrichment programs for laboratory animals. The article attached as Exhibit C is focused exclusively on the use of primates in experimentation, and does not support the proposition that primates should be deprived of social, psychological, and behavioral enrichment because it is useless. These references are not relevant and are a simple attempt to shift the burden to PETA, which is improper.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 10, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY AND FACSIMILE
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *General Electric Company*
Supplemental Letter regarding Shareowner Proposal of People for the Ethical Treatment of Animals
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of our client, General Electric Company ("GE"). On December 9, 2005, we informed you that GE intends to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting a shareowner proposal (the "Proposal") and statement in support thereof received from People for the Ethical Treatment of Animals (the "Proponent"). Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is vague and indefinite and under Rule 14a-8(i)(6) because the Proposal is beyond GE's power to implement.

We write supplementally to respond to correspondence dated December 19, 2005 from Susan L. Hall, the Proponent's legal representative, regarding our December 9, 2005 letter (the "Proponent's Response"). The Proponent's Response, a copy of which is attached hereto as Exhibit B, attempts to recharacterize the Proposal and ignore or downplay the express language of the Proposal. However, as the Staff has stated in both Staff Legal Bulletin 14 ("SLB 14")[1] and Staff Legal Bulletin 14C ("SLB 14C"),[2] the language of a proposal is critically important in assessing whether it may be excluded under any of the provisions of Rule 14a-8. *See Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareowners at large to comprehend precisely what the proposal would entail.").

GE takes seriously the subject matter of the Proposal and recognizes that the use of animals in medical research to advance scientific understanding of biologic systems and to develop new medical technologies is controversial. For that reason, as noted in the Initial Letter, GE has adopted a Position Statement on the Care and Ethical Use of Animals in Medical Research (GE's "Animal Use Policy"), which is available on GE's website at http://www.ge.com/en/citizenship/customers/rd/animal.htm and a copy of which is attached hereto as Exhibit C. If the Proposal were addressed only to "implementing enrichment measures for the animals used" in studies by GE or its outside contractors, as stated in the Proponent's Response, then GE's Animal Use Policy, which the Proponent's Response refers to and quotes from and which GE has confirmed extends to its outside contractors, would have substantially implemented the Proposal. However, the Proposal addresses much more than reporting on the implementation of psychological enrichment measures. Despite the suggestions in the Proponent's Response that the Proposal seeks nothing more, a careful reading of the Proposal demonstrates why the Proposal is vague and indefinite, and beyond GE's power to implement.

The Proposal addresses a policy "to ensure ... superior standards of care for animals who continue to be used for these purposes ... including provisions to ensure that animals' psychological, social and behavioral needs are met." As discussed in the Initial Letter, the Proposal and supporting statement give no guidance on what the phrase "superior standards of care" encompasses, other than to state that it "includ[es] provisions to ensure that animals' psychological, social and behavioral needs are met." The citations in the Proponent's Response to a variety of sources providing guidance on enrichment measures for laboratory animals does

---

1 Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001) ("We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue.").

2 Division of Corporation Finance, Staff Legal Bulletin No. 14C (June 28, 2005) ("The following chart illustrates our analysis of the application of rule 14a-8(i)(6) to proposals calling for director independence, and demonstrates that, as we indicated in question and answer B.6 of SLB No. 14, differing language in proposals may result in different no-action responses.").

not provide any greater clarity to the phrase "superior standards of care" for persons reading the Proposal and supporting statement, and in fact fails to clarify whether satisfying the standards set forth in any one of the cited sources would be sufficient to qualify as "superior standards of care."

As discussed in the *Johnson & Johnson* (avail. Feb. 7 2003) and *Alcoa* (avail. Dec. 24, 2002) letters cited in our Initial Response, the Staff has consistently recognized the distinction between proposals that refer to standards that are explained in the proposal and supporting statement, and those where there is either no guidance in the proposal or supporting statement or such vague references that neither shareowners nor the company would know what the proposal is referring to. *Compare, e.g., Alcoa* and *Ann Taylor Stores Corp.* (avail. Mar. 13, 2001) (Staff concurred that company could exclude proposal seeking "full implementation of these human rights standards" when there was no clear reference to what standards were being referenced by the proposal) with *Revlon, Inc.* (avail. Apr. 5, 2002), *TJX Companies, Inc.* (avail. Apr. 5, 2002) and *PPG Industries, Inc.* (avail. Jan. 22, 2001) (Staff did not concur that companies could omit proposals requesting reports "based on" specified human rights standards); and *compare Kroger Co.* (avail. Mar. 19, 2004) and *Dean Foods Co.* (avail. Feb. 25, 2004) (Staff concurred that a proposal requesting a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines was vague and indefinite because the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" could not adequately inform shareholders of what they would be voting on and the company on what actions would be needed to implement the proposal) with *Dean Foods Co.* (avail. Mar. 25, 2005) and *Wendy's International, Inc.* (avail. Feb. 10, 2005) (Staff did not concur that companies could omit proposals requesting annual "sustainability reports" where the supporting statements to those proposals specifically defined what is encompassed by the reference to "sustainability"). Here, because the Proposal and supporting statement fail to provide any guidance or clarity as to what constitutes "superior standards of care," we continue to believe that the Proposal is vague and indefinite within the meaning and precedent under Rules 14a-8(i)(3) and 14a-8(i)(6).

In addition, the Proponent's Response rhetorically asks how GE can "fain [sic] inability to ensure the 'superior standards of care' requested in PETA's resolution" in light of GE's Animal Use Policy, which provides that "all studies are scrutinized and approved prior to initiation to ensure that they are designed to minimize the numbers of animals used and to avoid or minimize discomfort and levels of stress." We believe that there is a significant and material difference between ensuring that studies are "designed to minimize" discomfort and levels of stress on the one hand and ensuring that "animals' psychological, social and behavioral needs are met" on the other. The Staff has frequently concurred that proposals expressed in absolute language may be beyond a company's power to implement, while proposals on a similar topic that allow for flexibility in how the proposal is implemented may not be excludable. For example, in SLB 14, the Staff noted that it had concurred that PG&E Corp. could exclude a proposal to "[a]dopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees" as beyond PG&E's power to implement, but had not concurred with General Motor's Corp. view that a proposal to "[a]dopt a bylaw requiring a *transition to* independent directors for each seat on the audit, compensation and nominating committees as openings occur" was beyond its power to implement (emphasis added in SLB 14). *Id.* at part B.6. Likewise, in SLB 14C, the Staff stated, "[A]lthough we would not agree with a company's argument that it is unable to ensure the election of independent directors, we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times."

Here, while it is possible for GE to ensure that studies are designed to further a certain goal (minimizing discomfort and stress), that does not mean that it is possible for the company to ensure that a goal is absolutely satisfied – in the Proposal's words, "to ensure that animals' psychological, social and behavioral needs are met."

We do not claim, as the Proponent's Response states, that it is impossible for GE to *provide for* animals' psychological, social and behavioral needs. GE is mindful of and takes seriously the many scientific guides on how studies can be designed to strive toward that end. However, the Proposal does not request that GE seek to provide for these needs, but instead would require that GE's policies "include provisions to ensure that animals' psychological, social and behavioral needs are met." As noted in our Initial Letter, we believe that statements on the Proponent's website confirm that this standard is beyond any company's ability to satisfy.

The Proponent's Response does not attempt to respond to any of the precedent cited in the Initial Letter, but instead attempts to recharacterize, downplay and divert attention away from the language of the Proposal. However, the language of the Proposal and supporting statement, read in light of the standards under Rules 14a-8(i)(3) and 14a-8(i)(6) and the precedent cited in the Initial Letter and above, demonstrate that the Proposal is vague and indefinite, and beyond GE's power to implement. Accordingly, we request the Staff to concur with our view that the Proposal is excludable under those rules.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments is being sent on this date to the Proponent. GE hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to GE only by facsimile. If we can be of assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Thomas J. Kim, General Electric Company
Leana Stormont, People for the Ethical Treatment of Animals
Susan L. Hall, People for the Ethical Treatment of Animals

70337545_2.DOC

Exhibit A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 9, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
32016-00092

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of People for the Ethical Treatment of Animals*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting (collectively, the "2006 Proxy Materials") a shareowner proposal (the "Proposal") received from People for the Ethical Treatment of Animals (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2006 Proxy Materials on the basis set forth below, and we respectfully request that the Staff concur in our view that that:

I. **The Proposal is vague and indefinite and thus may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6); and**

II. **The Proposal is beyond GE's power to implement and thus may be excluded under Rule 14a-8(i)(6).**

THE PROPOSAL

The Proposal consists of a resolution that reads, "BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of psychological enrichment measures." References in the Proposal to the "Policy" concern GE's Position Statement on the Care and Ethical Use of Animals in Medical Research.

INTRODUCTION

As noted in the Proposal, GE has adopted a Position Statement on the Care and Ethical Use of Animals in Medical Research (GE's "Animal Use Policy"). GE has confirmed that its Animal Use Policy currently applies to all contract laboratories and is reviewed with these laboratories on a regular basis. Accordingly, GE has substantially implemented this element of the Proposal. However, the Proposal asks for additional actions with respect to the Animal Use Policy that, for the reasons discussed below, we believe render the Proposal vague and indefinite and beyond GE's power to implement. Therefore, on these grounds, we believe the entire Proposal properly may be excluded from the 2006 Proxy Materials.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

We believe that the Proposal's references to ensuring "superior standards of care" and ensuring "that animals' psychological, social and behavioral needs are met" render the Proposal so vague and indefinite that it may properly be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6). Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, Rule 14a-8(i)(6) permits a company to exclude a shareowner proposal if it is beyond the company's power to implement. A company lacks the power or authority to implement a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corporation* (avail. Jan. 14, 1992).

On a number of occasions, the Staff has concurred that proposals requesting reports were vague and indefinite (and thus, excludable) when the proposals contained only general or uninformative references to a set of standards or criteria that would be applied under the proposal. For example, in *The Southern Co.* (avail. Feb. 23, 1995), a shareowner proposal requested that the board of directors take steps to "ensure the highest standards of ethical behavior" by employees serving in the public sector. The Staff concurred that this proposal was excludable under the predecessor to Rule 14a-8(i)(6) because the proposal was so vague and indefinite that the proposal was beyond the company's power to implement. In *Int'l Business Machines Corp.* (avail. Feb. 5, 1980), the Staff concurred that the company could omit under the predecessor to Rule 14a-8(i)(6) as vague and indefinite a shareowner proposal requesting a policy paper on "demonstrated affirmative responsibility." The Staff added that "the proponent does not define what is meant by 'demonstrated affirmative responsibility' anywhere in the proposal, and, as a result, it would be impossible for either the management or the stockholders to comprehend precisely what compliance with the proposal would entail." *Id.* Similarly, in *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concluded that a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards could be excluded under Rule 14a-8(i)(3) as vague and indefinite).

The Proposal's references to "superior standards of care" and "ensure that animals' psychological, social and behavioral needs are met" are vague and indefinite in the same manner as requests for reports on "demonstrated affirmative responsibility" (*IBM*) and "human rights standards" (*Alcoa*) and references to "ensur[ing] the highest standards of ethical behavior" (*Southern*). As with those proposals, GE and its shareowners cannot determine with certainty what the Proponent is asking GE to report on. For example, neither GE nor its shareowners will know how to determine what constitutes "superior standards of care." Must the standards that GE adopts in furtherance of the Proposal be "superior" in comparison to standards used in the past, standards used by GE's peers or some other benchmark standard? The only guidance provided in the Proposal is the indication that these "superior standards" include "ensur[ing]. . . that animals' psychological, social and behavioral needs are met." But this phrase also is vague and indefinite. Who determines what each animal's basic "psychological, social and behavioral needs" are; when are those standards tested; and how would GE evaluate whether animals' needs are being satisfied? GE and its shareowners (including the Proponent) may interpret the phrases "superior standards of care" and "animals' psychological, social and behavioral needs" to mean different things. Indeed, the range of reasonable interpretations of these phrases is so wide that it would be impossible for GE and its shareowners to comprehend precisely what the Proposal entails.

In this particular context, the issue of what constitutes "superior standards of care" and "psychological, social and behavioral needs" is of critical importance to shareowners in evaluating the Proposal. The supporting statement does not clearly elaborate on these phrases, and instead focuses on the Proposal's request that GE extend its Animal Use Policy to contract laboratories (which GE has already done) and "ensuring [the adoption of] . . . *basic* animal welfare measures" (as opposed to "*superior* standards of care") (*emphasis added*). Rules 14a-8(i)(3) and (i)(6) impose an obligation on proponents to be clear as to the scope of their proposals. *See Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareowners at large to comprehend precisely what the proposal would entail."). The Proponent's failure to provide such guidance means that GE and its shareowners are left only with these confusing references when considering the Proposal.

As with the proposals in *Int'l Business Machines Corp., Alcoa* and *The Southern Co.*, given the ambiguities contained in the Proposal, it is unclear what additional disclosures shareowners voting for the Proposal would expect of GE and what actions GE would be required to take if the Proposal was to be implemented. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading because neither the shareowners voting on the proposal, nor GE in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that GE "would lack the power to implement" the Proposal.

II. The Proposal Is Beyond GE's Power to Implement and Thus May Be Excluded under Rule 14a-8(i)(6).

A company may exclude a shareowner proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because it is impossible for GE to "ensure that animals' psychological, social and behavioral needs are met." Moreover, as discussed below, the Proponent's own publications indicate its belief that it is "almost always an impossible goal" to "reduce or eliminate" stress on certain animals, meaning that the Proponent acknowledges it is impossible to meet animals' psychological needs.

The Staff has concurred that shareowner proposals are excludable under Rule 14a-8(i)(6) where a company cannot ensure that a variety of actions would occur. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); and *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement). *See also* Staff Legal Bulletin No. 14C (June 28, 2005) ("we would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times . . . when a proposal is drafted in a manner that would require a director to maintain his or her independence").

Similarly, GE lacks the power or authority to implement the Proposal. It is impossible for GE to "ensure . . . that animals' psychological, social and behavioral needs are met" (emphasis added) because the animals at issue cannot communicate to GE that needs have or have not been satisfied. Moreover, the Proponent's own publications acknowledge that it is impossible to "ensure that animals' psychological, social and behavioral needs are met." For example, the Proponent's website states, "All animal experiments involve physical and/or psychological harm to the animals." "Frequently Asked Questions" *available at* http://www.marchofcrimes.com/faq.html and attached hereto as Exhibit B. The Proponent's website also includes a study published by the Proponent that states "no laboratory can reduce the stresses that primates experience significantly enough to raise animal-welfare conditions to an acceptable level" and acknowledges that it is "almost always an impossible goal" to "improve or modify . . . laboratory environments and procedures to reduce or eliminate unwanted stress in the lives of primates" in laboratories. *See* "Fear, Anxiety and Stress in the Laboratory: Why Nonhumans Primates Make Poor Research Subjects" at pages 8 and 12, *available at* http://www.covancecruelty.com/pdfs/PrimatePaper.pdf#xml=http://www.petasearch.org/texis/search/pdfhi.txt?query=behavioral+psychological+&pr=default&prox=page&rorder=500&rprox=500&rdfreq=500&rwfreq=500&rlead=500&sufs=0&order=r&cq=&id=4326073748 and attached hereto as Exhibit C. Given that the Proponent acknowledges that "unwanted stress" cannot be reduced or eliminated for animals in laboratory environments and given the Proposal's request that GE's Animal Use Policy "ensure . . . superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met," it is beyond GE's power to implement the Proposal, just as it is beyond a company's power to ensure that "an individual meeting the specified criteria would be elected as director and serve as chairman of the board" or to "ensure that all successor companies adopt a bylaw like that requested by the proposal."

For these reasons, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond GE's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before GE files its definitive 2006 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that is submitted to the Staff by or on behalf of proponents. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Very truly yours,

Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Leana Stormont, Esq., People for the Ethical Treatment of Animals

70335695_2 (2).DOC

Exhibit A

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

October 21, 2005

RECEIVED
NOV 01 2005
B. W. HEINEMAN, JR

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Mr. Heineman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2006 annual meeting. Also enclosed is a letter from PETA's brokerage firm certifying to our ownership of stock. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2006 annual meeting of shareholders.

If the Company will attempt to exclude any portion of our proposal under Rule 14a-8, please so advise PETA within 14 days of your receipt of this proposal.

As of this writing, PETA is in the process of confirming a November 11 meeting with General Electric company officials and would be happy to discuss settlement options regarding the enclosed Shareholder Proposal at that time.

Please direct any communications or requests for additional information regarding this matter to me directly. My contact information is as follows:

Leana Stormont, Esq.
People for the Ethical Treatment of Animals
Research & Investigations Department
501 Front St.
Norfolk, VA 23510

757.962.8327 (phone)
757.628.0781 (fax)
leanas@peta.org

Thank you for your time and attention in this matter.

Very truly yours,

Leana Stormont
Counsel, Research & Investigations

Encl.

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

GENERAL ELECTRIC SHAREHOLDER RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has a *Position Statement on the Care and Ethical Use of Animals in Medical Research* (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of companies have adopted and prominently published animal welfare policies on their websites committing to the care, welfare, and protection of animals used in product

research and development. GE, as an industry leader, is commended for its recognition of "the guiding principles of reduce, refine and replace through which animal research is confined to an absolute minimum ..." http://ge.com/en/citizenship/customers/rd/animal.htm.

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin PETA Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom who declined to enjoin PETA, stated in his opinion that just two aspects of the video, namely the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[1]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

[1] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

October 21, 2005

Mr. Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Mr. Heineman, Jr.:

Morgan Stanley is the record holder of 124 shares of General Electric common stock held on behalf of People for the Ethical Treatment of Animals.

PETA acquired these shares on December 27, 2002 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. PETA intends to continue holding these shares through the date of the 2006 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Abril Azmi

9812 Falls Road Suite 123
Potomac, MD 20854

toll-free 888 587 6565
tel 301 765 6460
fax 301 765 6464

Morgan Stanley

October 21, 2005

Mr. Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Mr. Heineman, Jr.:

Morgan Stanley is the record holder of 124 shares of General Electric common stock held on behalf of People for the Ethical Treatment of Animals.

PETA acquired these shares on December 27, 2002 and has held them continuously for a period of one year prior to the date on which the shareholder proposal is being submitted. PETA intends to continue holding these shares through the date of the 2006 annual meeting.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Abril Azmi

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Exhibit B


MarchOfCrimes.com

Frequently Asked Questions



Does the March of Dimes really fund horrific animal experiments?

> Sadly, yes, though the charity is tight-lipped about it! The March of Dimes has funneled millions of dollars into animal experiments. March of Dimes-funded experimenters have: sewn shut newborn kittens' eyes, left them blind for a year, and then killed them; cut organs from pigs and stitched them into primates; and addicted pregnant animals to alcohol, nicotine and cocaine. In one study (results published in 1998), experimenters cut into the abdomens of pregnant sheep and destroyed the ear drums of the unborn lambs. Just before birth, the mother sheep and lambs were killed, and the brains were cut from the lambs to be examined.





The March of Dimes "only" uses mice and rats, doesn't it?

> March of Dimes has funded experiments using pigs, sheep, dogs, hamsters, rabbits, rats, cats, opossums, birds, primates, and other animals, and has made it clear that it will fund experiments on any species it chooses. However, even if March of Dimes experimented on mice and rats exclusively, it would still be wrong. Rats and mice feel pain every bit as much as cats or dogs—and as much as you or I.





Is there evidence of poor treatment of animals in March of Dimes funded experiments?

> All animal experiments involve physical and/or psychological harm to the animals. But, disturbingly, primates in experiments funded by the March of Dimes have died due to the absence of an anesthesiologist during surgery, lack of adequate monitoring after surgery, and from "technical problems." March of Dimes funded experimenters have also restrained monkeys in chairs for many days at a time, sewn cats' eyes shut, and damaged the brains of ferrets and other animals.



Don't animal protection laws prevent March of Dimes-funded experimenters from harming animals?

> The Animal Welfare Act, which is the only law that protects animals in laboratories, deals only with housekeeping issues, such as cage size and transportation. Experimenters can do whatever they want to an animal—even perform painful, invasive experiments without anesthetics or painkillers. Unbelievably, government officials have chosen to interpret the Act to exclude mice and rats, so that the species that comprise 90 percent of all animals used

in laboratories have no protections under the law! On top of these shocking facts, the Animal Welfare Act, even as weak as it is, is not adequately enforced.

Could the March of Dimes' animal experiments actually save human babies?

Birth defects are prevented and babies are saved when research dollars go to effective and relevant research, which comes from studying human problems and human babies, not from sewing kittens' eyes shut or addicting rats to cocaine. In fact, virtually all known developmental hazards have been identified through studies of human populations. The dangers of thalidomide, alcohol, methyl mercury, and lead, just to name a few, were all discovered by observing people, not animals.

Since the March of Dimes devotes only some of its resources to animal experiments, isn't there enough money to fund both animal experiments and other programs?


REAL HEROES
SAVE BOTH
THEIR LIVES!

Every dollar that the March of Dimes wastes on cruel, useless animal experiments is a dollar not invested in programs that do work. Relying on faulty animal tests not only causes needless suffering for animals, it also puts human health in jeopardy. Animal experimentation also diverts millions of dollars from valuable human studies and research programs. For instance, a National Birth Defects Registry is desperately needed to uncover the root causes of birth defects; the largest registry in the United States, operated by the Centers for Disease Control, is so underfunded that it only collects limited information.

Improved prenatal care is desperately needed. Every year, 1.2 million women receive insufficient prenatal care, even though adequate care could prevent as much as 25 percent of all infant deaths. Help for pregnant women who smoke could decrease infant deaths by an estimated 10 percent. Alcohol abuse during pregnancy is the leading preventable cause of birth defects and mental retardation. Yet rats and other animals are injected with alcohol while women seeking help can't find it. Additionally, teenage pregnancies, AIDS, and drug abuse continue to be major threats to unborn children that require more resources than they currently receive.

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Exhibit C

Fear, Anxiety, and Stress in the Laboratory: Why Nonhuman Primates Make Poor Research Subjects

Mary Beth Sweetland, Director of Research & Investigations Department
Philip Schein, Special Assistant to the President
PETA, 501 Front Street, Norfolk, Virginia 23510
marybeths@peta.org

We have compiled the following executive brief for the convenience of IACUC personnel to help negotiate and summarize the recent literature on this subject. It indexes and appraises the recent studies on the causes and effects of stress on primates in laboratories, including the reasons these factors can never be eliminated or controlled. The brief is organized as follows:

1. Specific Laboratory Stressors of Primates

1.1 Housing and Social Stressors

Laboratory cages are physically confining and socially restrictive living spaces for primates, and these conditions impose unreasonable stresses upon them. Recent studies have confirmed the causes and effects of housing and social stressors on primates, including primates who are subjected to solitary lives in cages or those who are housed in cramped, crowded conditions. Other studies have shown the harmful consequences of separating primates from their cage mates and placing them together arbitrarily into new groups, altering power dynamics and systems of social support. In all these cases, imposing unnatural physical and social configurations on primates resulted in profound disruptions of species-specific behavior and physiological issues.[1,2,3,4,5,6,7,8,9,10,11]

- Cross, Pines, and Rogers (2004) and Soltis, Wegner, and Newman (2003), for example, demonstrated that both the presence of conspecifics or separation from conspecifics can be causes of acute stress. [12,13]

- Shapiro *et al.* (2000) and Reinhardt and Rossel (2001) documented how individual caging constitutes such a potent stressor as to produce immunosuppression.[14,15]

- Chase *et al.* (2000) and Bellanca and Crockett (2001) demonstrated that singly housed, socially restricted primates paced more, locomoted significantly less, were more aggressive, and manifested significantly more abnormal behaviors.[16,17]

- Boyce *et al.* (1998) noted that when confinement space is reduced, the crowded conditions result in a five-fold increase over six months in the incidence of violent injuries.[18]

- Cross, Pines, and Rogers (2004) documented how separating animals with social bonds stimulates a response consisting of behavioral agitation and adrenal activity, and Pines, Kaplan, and Rogers (2004) demonstrated how marmosets are negatively affected by any events adversely affecting a roommate. [19,20]

- Crockett *et al.* (2000) and Reinhardt (2000) demonstrated that even subtle changes in conditions of captivity such as different cage sizes and cage levels can be extremely stressful to primates.[21,22]

1.2 Environmental Stressors

Laboratory environments differ enormously from natural habitats, and recent studies have demonstrated that several of a laboratory's environmental conditions contribute to unacceptable levels of stress in primates, including ambient temperature, lighting conditions, loud noises, cage locations, and even the mere presence of humans in primate rooms. Although some laboratories have been able to make some small modifications in the environmental conditions of their laboratories, it is not possible for primates to live in laboratories and participate in experiments without suffering from environmental stress.[23,24,25,26,27,28,29,30,31,32,33,34,35]

- Reinhardt and Reinhardt (2000a) demonstrated that poor lighting in laboratories frequently provides a cave-like housing environment for primates, particularly for those who are forced to live ground-dwelling lifestyles in bottom-tier cages. Reinhardt concludes that these conditions impair well-being and invalidate research data.[36]

- Cross, Pines, and Rogers (2004) documented how noise adversely affects primates in laboratories. Their mean levels of salivary cortisol during periods of disturbance were four times higher than normal.[37]

- Reinhardt and Reinhardt (2000b) recorded that primates exhibit apprehension and fear when an investigator or technician even enters the room.[38]

1.3 Husbandry Stressors

Primates in laboratories are subjected to a variety of routine animal husbandry procedures, all of which are experienced as stressful even when a laboratory follows best practices. The most sensitively conducted non-invasive and non-experimental procedures can create stressful conditions in captive primates. A study by Balcombe (2004) on the effects of routine husbandry on rats concluded that non-invasive manipulation occurring as part of routine husbandry, including lifting an animal, cleaning or moving an animal's cage, etc., resulted in "significant changes in physiologic parameters correlated with stress (e.g., serum or plasma concentrations of corticosterone, glucose, growth hormone or prolactin, heart rate, blood pressure, and behavior."[39] The effects on primates are that much more complex and profound. For example:

- Carstens and Moberg (2000) cautioned, "What might be viewed as innocuous manipulation of the animal may confound experimental results," and Wolfe (2000) confirmed that stress results from "both experimental and non-experimental sources."[40,41]

- Suzuki (2002) documented how plasma cortisol levels increased when a large adult male researcher entered the room, as macaques instinctively assumed the researcher to be a predator or rival.[42]

- Line *et al.* (1989) demonstrated that primates become significantly stressed when their room or cages are cleaned or they are tested for tuberculosis. Heart rates can remain elevated for hours after these events, and primates do not habituate to them.[43]

Capture is especially stressful for primates, and they frequently reveal their distress in obvious ways such as crouching, assuming defensive postures, diarrhea, fear grinning, attempting to flee, grimacing, suffering from rectal prolapse, screaming, struggling, or making aggressive displays. Primates are frequently restrained and captured in laboratories, and they always experience restraint as stressful regardless of the method used. Common methods of restraint and studies that have demonstrated their stressful effects include anesthetics such as ketamine, board restraints, chair restraints, chute restraints, guillotine panels, manual restraint, squeeze cages, table restraints, tethering, and transfer boxes. In addition to capture and restraint, recent studies have demonstrated that primates are also significantly stressed by other routine husbandry procedures such as feeding, medical procedures, palpation, pregnancy examinations, and weighing.[44,45,46,47,48,49,50,51,52,53,54,55,56,57]

1.4 Protocol Stressors

All research protocols are stressful to primates, even those that are not specifically designed to produce stress. Most of these involve at least some of the following standard components which multiple studies have proved produce stress and skew data: behavioral testing, blood sampling, novel situations and environmental manipulation, stool sampling, reproduction techniques such as penile vibratory stimulation or electroejaculation, venipuncture, and saliva or urine sampling.[58,59,60,61,62,63,64,65,66,67,68,69,70,71,72,73,74,75]

- McAllister (2004) and Reinhardt and Reinhardt (2000) documented how using cortisol levels as a measure of stress are complicated by the use of invasive techniques that may increase hypothalamic-pituitary-adrenal HPA axis activity during sample collection.[76,77]

- Yeoman (1998) and Cui (1996) demonstrated the detrimental effects of stress on sperm yield and quality on samples collected through the highly stressful and painful method of electroejaculation.[78,79]

1.5 Pre-laboratory Stressors (When Applicable)

The effects of stress are persistent and may have begun before a primate enters a laboratory. These unknown variables, which may have already altered physiology and behavior as well as receptivity to new procedures, further complicate attempts at establishing reliable controls.

a) Prenatal and Early Rearing Sources of Stress

- Gorman and Coplan (2002) and Clarke *et al.* (2004) demonstrated that prenatal stress can produce profound alterations in biological factors such as regulation of hypothalamic-pituitary-adrenal (HPA) axis, biogenic amines, and immune function. Coe (2003) confirmed that the prenatal environment can alter behavior, dysregulate neuroendocrine systems, and affect the hippocampal structures in primates in a persistent manner.[80, 81, 82]

• Barr *et al.* (2003) and Lutz *et al.* (2003) documented that macaques with histories of early-life stress have also have exhibited impulsive aggression, incompetent social behavior, and increased behavioral and endocrine responsivity to stress. Tiefenbacher (2005) demonstrated that chances of primates developing self-injurious behavior is heightened by adverse early experiences and subsequent stress exposure.[83,84,85]

b) Capture and Transportation/Relocation Sources of Stress

• Laudenslager *et al.* (1999) described the magnitude of stress associated with original capture, noting that during the period of captivity, plasma cortiosol rose, plasma prolactin and growth hormone fell, and there was a significant rise in insulin.[86]

• Honess, Johnson, and Wolfensohn (2004) documented the stress caused by air transport and re-housing and reported that the behavioral changes which occurred never returned to levels at the original breeding facility within the first month, an experience that "may result in the compromising of the welfare of the study animals."[87]

2. Specific Effects of Laboratory Stressors in Primates

2.1 Biochemical, Physiological, and Epidemiological Effects

There is a wealth of information detailing the extent to which stress disrupts the major physical functions of primates and leads to the development of disease and other pathologies.

• Carstens and Moberg (2000), for example, report that the cumulative effects of several stressors on primates leads to diversion of resources that results in their suffering from immune incompetence and other pathologies such as loss of reproductive abilities.[88]

Laboratory stress in primates affects the biochemistry of their endocrine, immune, and reproductive systems. The endocrine system is the adrenal gland, including the cortex and the medulla, adrenal hormones, including adrenal androgens, cortisol, adrenal corticoids, corticosteroids, and glucocorticoids. It also includes the pituitary gland and its hormones, including trophic hormones, the pituitary-adrenocortical-hypothalamic system, thyroid gland hormones, catecholamines, luteinizing hormones, lymphoids, prolactin, and opiate hormones.[89,90,91,92,93,94,95,96,97,98,99,100]

Stress affects the immune system of primates in laboratories by altering general antibody responses, the character of lymphocytes—including B cells, CD4+ cells, CD8+ cells, and T cells—cytokine, interferon, hematocrit, hemoglobin, monocytes, natural killer cell (NK) activity, prostaglandins, and white blood cells.[101,102,103,104,105,106,107,108,109,110]

The reproductive system undergoes general changes as well. The organs affected are the pituitary-gonadal hormones, ovaries, placenta, the follicular phase and luteal phase of menstruation, testosterone, dihydrotestosterone, progesterone, pregnenolone, 17-hydroxypregnenolone, 17-hydroxyprogesterone, 20a-dihydroprogesterone, estrone, estradiol, DHA and DHAS, semen volume, and motility.[111,112,113,114,115,116,117,118,119,120]

The known physiological effects of stress in primates in laboratories include arteriosclerosis, osteoporosis, diabetes, changes in blood pressure, body temperature, circadian rhythms, ECG patterns, enzymatic shifts, heart rate, leukocytosis, metabolism, respiratory rates, sleep patterns, and weight gain or loss.[121,122,123,124,125,126,127,128,129,130,131,132,133,134,135]

- Gilmer and McKinney (2003) reported that the physiological effects of stress in primates included an altered hypothalamic-pituitary-adrenal response to stress, changes in diurnal temperature regulation, and alteration in immune function; Schapiro (2000) documented how diminished immune response is the most frequently observed consequence of prolonged or intense stress exposure.[136,137]

- Fuchs and Flugge (2004) documented how one month of stress reduced cell proliferation in the dentate gyrus and decreased the total hippocampal volume. . . . Stress also induced a constant hyperactivity of the hypothalamic-pituitary-adrenal axis and suppressed both motor and marking behaviors.[138]

These biochemical effects also make primates more susceptible to diseases, including bacterial infections, neutrophilia, parasitic infestations, and viral infections as well as doubling the possibility of endometrial cancer. Shivley (2004) and Boere *et al.* (2003) documented additional stress-induced pathologies such as higher incidences of diabetes, consumptive disorders, osteoporosis, arteriosclerosis, and gastric-duodenal ulcers. Bailey (2004) recorded how even prenatal stress altered bacterial colonization.[139,140,141,142,143,144]

- Shively (1999) concluded from studies of monkeys that social stress caused by low social status may be the underlying mechanism affecting pathophysiology and disease.[145]

2.2 Behavioral and Social Effects

The myriad behavioral abnormalities that characterize primates in laboratories have been well known for decades and include bizarre postures such as floating limbs, self-biting, self-clasping, self-grasping, and saluting; stereotyped motor acts such as pacing, head-tossing, head-weaving, bouncing in place, somersaulting, and rocking; appetite disorders such as uncontrollable eating, insufficient eating, frequent drinking, feces-eating, and paint-eating; sexual disorders such as inappropriate orientation, homosexual behavior, sexual dysfunction, and autoerotic stimulation; disturbed activity patterns such as inactivity, hyperactivity, and temporally inappropriate behavior; and agonistic disorders such as hyper-aggressiveness, fear-grinning, screaming, acute diarrhea, struggling and refusing to enter the squeeze cage; and self-abusive behavior such as self-biting, hair pulling, and self-scratching leading to physical harm.[146,147,148,149]

- Gilmer and McKinney (2003) demonstrated that early adverse experiences in primates can lead to behaviors including repetitive idiosyncratic behavior, increased self-directed behaviors, inappropriate expressions of aggressive behavior, nonmodulated patterns of consumption, and inappropriate sexual and maternal behavior.[150]

- Reinhardt and Rossel (2001) and The National Research Council (1998) documented how self-biting typically occurs in individually caged primates.[151,152]

2.3 Psychological and Cognitive Effects

Many of the social and behavioral effects of stress in captive primates have already been discussed in previous sections of this brief, and additional studies also illustrate its ill effects on primate psychology and cognitive functioning. These effects include degradations in their ability to engage in species-typical activities such as exercising, mating, raising children, maintaining mental well-being, engaging in normal forms of social companionship, performing routine tasks, and the ability to recognize predators.[153,154,155,156,157,158,159,160,161,162,163,164]

- Shivley (2005) documented how female cynomolgus monkeys suffered from signs of depression when they were isolated and exhibited lethargy, hormone disruptions, and higher heart rates—all of which are indicative of depression.[165]

- Gilmer and McKinney (2003) documented how early adverse experiences affected primates cognitively, resulting in such animals' requiring longer habituation time for any task. Arnsten and Goldman-Rakic (1998) and Moghaddam and Jackson (2004) demonstrated that noise stress impairs prefrontal cortical cognitive function in monkeys.[166,167,168]

3. General Characteristics of Stress for Primates in Laboratories

3.1 Primates Do Not Habituate to Laboratory Stressors

Experimenters frequently claim that primates in laboratories habituate to stress after a period of acclimatization, but this is untrue. Several recent studies have demonstrated that primates do not habituate to many stressors, even after years of exposure.[169,170,171,172,173,174,175,176,177]

Consider the following:

- Schnell *et al.* (1997) argued that it is impossible to completely inhibit the defensive reactions of primates to experimental procedures—even after long-term training. He demonstrated that primates in laboratories respond to restraint and venipuncture with marked, acute, and chronic increases in their heart rate and blood pressure even after years of experience as research subjects. Moreover, experienced primate research subjects have learned to anticipate restraint and venipuncture events by developing sustained patterns of cardiovascular stress.[178]

- Line *et al.* (1989) demonstrated that primates do not habituate to the stressors of room cleaning, cage cleaning, or tuberculosis testing. Line *et al.* documented how they became significantly stressed when their rooms or cages were cleaned or when they were tested for tuberculosis. Heart rates remained elevated for hours after these events, and primates did not habituate to them.[179]

- Gordon *et al.* (1992) demonstrated that experimentally naïve primates do not habituate to blood sampling procedures even after six weeks of exposure.[180]

- Honess, Johnson, and Wolfensohn (2004) reported that levels of stress a month after relocation from a breeding facility never returned to normal.[181]

- Lilly *et al.* (1999) demonstrated that primates did not acclimate to new housing situations even after 23 weeks in a new situation.[182]

- Golub and Anderson (1986) found that primates never adapted physiologically to the stresses of weekly blood sampling and manual palpation, even though they may have adapted behaviorally. Heart rate, blood pressure, respiration rate, and cortisol levels always rose during these procedures, even in primates who have experienced these procedures for 23 weeks.[183]

- Laudenslager *et al.* (1985) discussed how primates who are forced to endure separation experiences from their mothers or troop members frequently suffer from abnormal heart rates, body temperatures, circadian rhythms, EEG patterns, cellular immune function, and behavioral and neurological pathologies more than three years after the separation event. These changes persist for several years after the separation experience and may be permanent for some primates.[184]

3.2 Laboratories Cannot Eliminate Stressors

Sometimes experimenters and laboratory staff believe that they can improve or modify their laboratory environments and procedures to reduce or eliminate unwanted stress in the lives of the primates under their care. But this is almost always an impossible goal, even in the best of primate sanctuaries. Primates are simply too sensitive to stress, and laboratory environments are inherently too stressful for primates to live in them without suffering the unnatural and data-contaminating condition of ceaseless stress.

- Barros and Tomaz (2002) and Tatoyan and Cherkovich (1972) demonstrated that the mere presence of a human observer is capable of eliciting defensive attack and anxiety-related behavior. In many cases, the presence of human beings is even more stressful to primates than being restrained. [185,186]

- Schapiro *et al.* (2000) demonstrated that every type of laboratory housing for primates degrades the effectiveness of at least some components of their immune systems. [187]

3.3 Primates Hide Symptoms of Stress, and Many Symptoms of Stress Are Difficult to Diagnose and Detect

It is widely documented that primates not only hide symptoms of stress as defensive measures, but that symptoms of stress may be indiscernible or invisible to the investigator. Many primates in laboratories may look fine, but inwardly they are suffering from the damaging effects of stress in their biochemistry, physiology, psychology, and sociability. Usually only the most extreme forms of fear, pain, or suffering will cause primates to show the visible effects of their distress. [188,189,190]

- Coe *et al.* (1987) demonstrated that primates who are separated from their troops suffer from diminished immune system response, even though they do not appear debilitated or depressed. Coe concluded that it is not possible to visually identify the effects of diminished immune system response in primates that are suffering from separation experiences. [191]

Making diagnoses of stress more problematic is that the primate subject may also not be conscious of the physical effects of stress:

- For example, Carstens and Moberg (2000) discussed "stress-induced analgesia" and how psychological distress in primates can increase or decrease pain perception. [192]

Carstens and Moberg discussed as well how a tumor, for example, may elicit stress responses in an animal not conscious of the cancer. In a laboratory setting, such induced physiological pathologies are often an integral component, and many symptoms may not even be recognized as stress or be attributed to stress, as they may be the product of complex, interacting, and ambiguous physiological origins.

3.4 The Effects of Stress in Primates Are Complex and Interact

Stress is a complicated phenomenon, affecting multiple, interconnected systems, so that it is difficult to isolate as a single variable or effect. Primates react to stress in highly individualized and complex ways, especially at the biochemical level where the sympathetic nervous system, the hormonal systems, and the immune systems all interact with each other in response to stressful conditions. The complexity of these responses means that experimenters are frequently unable to know if the data that they collect reflect the results of the experimental procedures or the stressed condition of the primate in the laboratory. The results, therefore, are ambiguous because experimenters cannot reliably identify the causes of the effects they measure. Included in this brief are indexed dozens of studies that demonstrate this fact. But a few studies deserve special mention because they have examined the complex reality of stress in primates directly:

- Norcross and Newman (1999) identified that stress "can differentially affect the hormonal response without differentially affecting the behavioral [response]."[193]

- Carstens and Moberg (2000) stated that the most reasonable strategy for measuring stress would be to monitor the responses of the four major defense systems (behavior, autonomic nervous system, neuroendocrine system, and immune system) since they are responsible for the biological changes that occur during stress; however, they argued that none of the monitoring has proved to be a reliable measure of stress or *distress* since no single system responds to all stressors.[194]

- Shively (2005) described depression in primates as a "whole-body disorder."[195]

- Schapiro *et al.* (2000) demonstrated that even though stress indexes in primates are usually measured singly for purposes of experimental clarity, the actual biochemical realities of stress in primates are extremely complicated. Every single measurable stress effect interacts with all of the others, making it impossible to limit the biochemical and physiological effects of stress to only a few biological systems.[196]

- Goncharov *et al.* (1979) demonstrated that stressors evoked not just a few, initial hormone responses, but generally elicited a broad range of multiple, concurrent responses involving much of the neurological and endocrine systems.[197]

- Coe *et al.* (1987) demonstrated that the endocrine and immune systems of primates in laboratories do not change in simple ways in response to stress and concluded that we must not underestimate the true complexity of the total effects that stress has on them.[198]

3.5 Stress Affects Individual Primates Uniquely

Stress is a highly variable phenomenon affecting individual primates in unique ways and making statistically reliable data problematic.

- Carstens and Moberg (2000), for example, stated that because there is currently no litmus test for distress, trying to recognize distress must be done on almost a case-by-case basis. They added the caveat that the same stressor can be manifested in a variety of responses in the same animal.[199]

Further complicating stress measurements are the intra-animal differences in how the four general defense systems respond in attempting to cope with the stressor. Early experience, genetics, age, and physiological state are examples of a multitude of moderators that influence the nature of a stress response. With traditional laboratory animals such as rodents, many of these variables can be more easily controlled and accounted for in the experimental design, but for some laboratory animals (e.g. nonhuman primates or random-source animals), it is extremely difficult to account for these modulators of the stress response because simple measures of hormones, autonomic nervous system activity, or immune response may be unreliable measures of stress outside the experimental paradigm.

- Gust *et al.* (1994) demonstrated that the biochemical reactions of individual primates to social stressors vary widely. Gust concluded that because social stressors are one of the most common and upsetting forms of stress among primates housed in laboratories, the large effects of social stress and the wide variability in responsiveness among individuals make it difficult to interpret experimental data derived from them.[200]

- Sapolsky (2001, 1993) demonstrated how stress affects primates uniquely and how primates respond to stress in highly individualized ways.[201, 202]

3.6 Stress Variables Cannot Reliably Be Controlled, Factored, or Generalized

The scientific integrity of studies involving laboratory-confined primates is inherently compromised because of the pervasive contamination of stress and the impossibility of accurately defining and controlling the spectrum of causes and effects of stress. (Bentson *et al.* 2003).[203]

- Moberg (1999) argued that not only can pain and stress cause distress, the biologic effects can also compromise experimental results. Carstens and Moberg (2000) further cautioned that there are neither "agreed-upon definitions" for terms such as pain and stress nor are there absolute, objective measures because animals cannot verbalize what they are experiencing.[204,205]

- Hawkins (2003) reported that indicators of pain, suffering, and distress in primates are largely subjective.[206]

- Reinhardt (2004) concluded that there is no control over the time during which an environmental disturbance is occurring, a factor that must be mentioned to explain possible incongruities of data.[207]

- Schnell *et al.* (1997) demonstrated that the acute effects of stress in primates have broad implications for the evaluation of pharmacological profiles of drugs used in biomedical research.[208]

3.7 Cross-Species Misconceptions

Despite overwhelming evidence, there are still researchers who do not recognize the significance of stress factors in research on primates.

According to Haller (DD 2001), "There is an important discrepancy between animal models of anxiety and human anxiety patients: While experimental animals are usually unstressed, patients usually have a long history of stress."[209]

However, an equivalent mistake is the assumption that stress research on primate models can be meaningfully extrapolated to humans. Just as pharmacological efficacy has great variation between nonhuman and human primates, the experimental data obtained from nonhuman primates have little generalizability beyond the simple, tautological recognition that induced stressors cause symptoms of stress.

4. Recommendations

Laboratories are stressful environments, and the primates who are held within them endure lives of ceaseless anxiety, pain, and fear. Some laboratories are more stressful than others, but no laboratory can reduce the stresses that primates experience significantly enough to raise animal-welfare conditions to an acceptable level, and no laboratory can reduce the stressors sufficiently to produce meaningful and reliable scientific data. Clearly disturbing experiments such as those conducted at Columbia University have little scientific import and egregious ethical consequences. In these studies, monkeys had metal pipes surgically implanted into their skulls for the sole purpose of inducing stress in order to study the connection between stress and women's menstrual cycles. We urge all IACUCs and affiliated institutions not to accept or approve further protocols involving primates in laboratories.[210]

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Exhibit B

October 21, 2005

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Re: Shareholder Proposal for Inclusion in the 2006 Proxy Materials

Dear Mr. Heineman:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for the 2006 annual meeting. Also enclosed is a letter from PETA's brokerage firm certifying to our ownership of stock. PETA has held these shares continuously for more than one year and intends to hold them through and including the date of the 2006 annual meeting of shareholders.

If the Company will attempt to exclude any portion of our proposal under Rule 14a-8, please so advise PETA within 14 days of your receipt of this proposal.

As of this writing, PETA is in the process of confirming a November 11 meeting with General Electric company officials and would be happy to discuss settlement options regarding the enclosed Shareholder Proposal at that time.

Please direct any communications or requests for additional information regarding this matter to me directly. My contact information is as follows:

Leana Stormont, Esq.
People for the Ethical Treatment of Animals
Research & Investigations Department
501 Front St.
Norfolk, VA 23510

757.962.8327 (phone)
757.628.0781 (fax)
leanas@peta.org

Thank you for your time and attention in this matter.

Very truly yours,

Leana Stormont
Counsel, Research & Investigations

Encl.

GENERAL ELECTRIC SHAREHOLDER RESOLUTION

This Proposal is submitted by People for the Ethical Treatment of Animals.

WHEREAS, the Company conducts tests on animals as part of its product research and development; and

WHEREAS, the Company also retains independent laboratories to conduct tests on animals as part of product research and development; and

WHEREAS, abuses in independent laboratories have recently been revealed and disclosed by the media; and

WHEREAS, the Company has a *Position Statement on the Care and Ethical Use of Animals in Medical Research* (the "Policy") posted on its website as part of its commitment to Corporate Responsibility; NOW THEREFORE,

BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

Supporting Statement:

A number of companies have adopted and prominently published animal welfare policies on their websites committing to the care, welfare, and protection of animals used in product

research and development. GE, as an industry leader, is commended for its recognition of "the guiding principles of reduce, refine and replace through which animal research is confined to an absolute minimum ..." http://ge.com/en/citizenship/customers/rd/animal.htm.

However, the recent disclosure of atrocities recorded at Covance, Inc. has made the need for a formalized, publicly available animal welfare policy that extends to all outside contractors all the more relevant, indeed urgent. Filmed footage showed primates being subjected to such gross physical abuses and psychological torments that Covance sued to enjoin PETA Europe from publicizing it. The Honorable Judge Peter Langan in the United Kingdom who declined to enjoin PETA, stated in his opinion that just two aspects of the video, namely the "rough manner in which the animals are handled and the bleakness of the surroundings in which they are kept ... even to a viewer with no particular interest in animal welfare, at least cry out for explanation."[1]

Shareholders cannot monitor what goes on behind the closed doors of the animal testing laboratories, so the Company must. Accordingly, we urge the Board to commit to ensuring that basic animal welfare measures are an integral part of our Company's corporate stewardship.

We urge shareholders to support this Resolution.

---

[1] The case captioned *Covance Laboratories Limited v. PETA Europe Limited* was filed in the High Court of Justice, Chancery Division, Leeds District Registry, Claim No. 5C-00295. In addition to ruling in PETA's favor, the Court ordered Covance to pay PETA £50,000 in costs and fees.

Exhibit C

GE Healthcare Position Statement on the Care and Ethical Use of Animals in Medical Research: June 2005

The Issue

GE Healthcare recognizes that the use of animals in medical research to advance scientific understanding of biologic systems and to develop new medical technologies is controversial. However, we believe that the challenges and burdens faced from diseases such as cancer, Alzheimer's Disease, Parkinson's Disease, heart failure and stroke, justify the carefully considered use of animals when no other appropriate scientific methods are available. This Position Statement sets out our views on animal testing for medical purposes and will be amended from time to time to reflect any developments in this field.

Background

GE Healthcare's goal is to enable healthcare providers to better diagnose, treat and manage patients. A key technology in this effort is the visualization of biological processes at all levels within the human body -- from the sub-cellular molecules and biochemicals that make up our genetic structure, to cells, tissues and whole organ systems. GE Healthcare has two business divisions, GE Healthcare Technologies and GE Healthcare Bio-Sciences. Both are involved in the use of animals in testing medical products though testing is predominantly conducted in conjunction with the Medical Diagnostics and Discovery Systems units of GE Healthcare Bio-Sciences.

<u>Medical Diagnostics</u>
This part of GE Healthcare Bio-Sciences is the leading global pharmaceutical provider of diagnostic and predictive imaging products and services. It is dedicated to providing healthcare professionals with products that expand and improve their diagnostic capabilities and contribute to the treatment of disease, and to finding innovative diagnostic and therapeutic solutions with a focus on cardiology, neurology and cancer.

Medical diagnostic products are used to understand and treat major diseases using x-ray, computed tomography (CT), magnetic resonance imaging (MRI), ultrasound and functional imaging. Contrast and radiopharmaceutical imaging agents are, in general, injected into the bloodstream to enhance images taken of the structure or function of internal body organs and tissues. These enhanced images enable physicians to more accurately detect, diagnose and treat diseases of the heart, lung, brain and functional abnormalities. In addition, the business markets products that are used to treat localized tumors such as prostate cancer and products used to treat pain from cancer that has spread to bones.

<u>Discovery Systems and Protein Separations</u>
These units of our business are involved in developing and providing integrated systems and solutions for disease research and drug discovery, development and manufacture. Our technology platforms enable the discovery, development and manufacturing of new medicines. They also allow researchers to better understand the function of genes and proteins that may be responsible for disease, and to screening possible drug candidates, develop them in clinical trials and to manufacture biopharmaceuticals such as insulin.

GE Healthcare Position

• GE Healthcare is a world leader in medical diagnostics and life sciences. The business provides pharmaceutical products for the diagnosis and treatment of disease and technologies for life sciences research and the discovery, development and manufacture of new medicines. GE Healthcare uses animals in its research and product development only when absolutely necessary. The efficacy and safety of our products for their use in humans is of paramount importance.

• Health regulatory authorities across the world set stringent guidelines for evaluation of new pharmaceutical compounds. These require that all prescription medicines intended for use in humans must be shown to be safe, effective and of the highest quality before being made available to doctors to treat patients.

• At present, it is not possible to determine the safety of products, or meet the legal requirements of health regulatory authorities around the world, without animal studies.

• All studies involving animals must comply with local laws and regulations including appropriate licensing requirements. Studies must also be scientifically and ethically justified prior to initiation.

• GE Healthcare is committed to using alternative non-animal studies wherever possible. Animals are used only where no suitable alternative is available. The business subscribes to the "Three Rs Principles" that advocate study designs in medical testing to Reduce, Refine and Replace the use of animals.

• All studies are scrutinized and approved prior to initiation to ensure they are necessary and are designed to minimize the numbers of animals used. Furthermore, all studies are designed to avoid or minimize pain, discomfort and levels of stress.

• As part of its business, GE Healthcare has developed a number of products and technologies that can help reduce the number of animals used in research. Examples of these include gene chip microarrays developed for toxicology studies and the IN Cell Analyzer for studying the impact of new drugs on living cells in real-time.

• Questions and answers on GE Healthcare's involvement with animal testing are attached.

Further information sources

For more information relating to the use of animals in medical research visit the Research Defence Society web page at: www.rds-online.org.uk/faqquest.html

Or contact Animals in Medical Research Information Centre, 12 Whitehall, London, SW1A 2DY, for a wide range of information on this subject

GE Healthcare Position Statement on The Care and Ethical Use of Animals in Medical Research

Questions and Answers on GE Healthcare's Use of Animals

Does GE Healthcare use animals in pharmaceutical research and development?
Yes. GE Healthcare, like other healthcare companies, must ensure the safety, quality and efficacy of its products used in humans. To achieve this currently requires the use of animals in some of our work to help develop new medical products and technologies. At all times the company's use of animals in medical research adheres to the highest standards of husbandry and ethical treatment. We adhere to the guiding principles of reduce, refine and replace through which animal research is confined to an absolute minimum and, whenever appropriate, we utilize methods that do not require the use of animals.

Where does GE Healthcare stand on the issue of animal research?
GE Healthcare is a world leader in medical diagnostics and life sciences, delivering pharmaceutical products for the diagnosis and treatment of disease and technologies for life science research and drug discovery, development and manufacture. In all areas where we have made discoveries in medical diagnostics, the use of animals has played a crucial role. Recent developments in the fields of genetics, molecular biology and advanced computing are providing unprecedented opportunities for advancements in the area of medical diagnostics while simultaneously reducing the need for animal research. We expect that today's research will result in future medical diagnostic solutions that will benefit both healthcare delivery and patient outcomes. These future discoveries will be dependent, in part, on the continuation of research work involving the limited use of animals.

Is there really no alternative to testing on animals?
Although work continues into the use of 'in vitro' methods and some 'in silico' methods, these are not yet able to reproduce the complexity of the 'in vivo' or whole animal systems. Non-animal methods are important tools used to refine and support studies that require testing on animals. However, the use of animals still remains essential in bridging the gap between the discovery of safe and effective healthcare products and the conquering of disease.

What is GE Healthcare's attitude toward the many animal welfare organizations?
GE Healthcare conducts animal research with the utmost concern for the wellbeing of the animals involved and we support legitimate animal welfare concerns and the law-abiding organizations that represent them. However, we condemn organizations whose pursuit of animal rights involves harassment of people, damage to property and other acts of aggression. GE Healthcare believes that it is the role of government to derive and enforce appropriate legislation to control the use of animals in medical research and that all advocacy groups seeking to influence that legislation should use the democratic process in their endeavors.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 11, 2006

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
32016-00092

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *General Electric Company*
Second Supplemental Letter regarding
Shareowner Proposal of the People for the Ethical Treatment of Animals
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of our client, General Electric Company (the "Company"). On January 10, 2006, we submitted a supplemental letter to a request for no-action relief to the Staff regarding a shareowner proposal (the "Proposal") and a statement in support thereof received from the People for the Ethical Treatment of Animals (the "Proponent"). The supplemental letter of January 10, 2006 inadvertently contained the Proponent's October 21st correspondence as Exhibit B, where the Proponent's December 19th letter should have been filed as Exhibit B. Accordingly, attached as Exhibit B to this letter is a complete copy of the Proponent's December 19th letter.

If the Staff has any questions or comments regarding the filing, please contact me at (202) 955-8671.

Pursuant to Rule 14a-8(j), we have enclosed herewith six (6) copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Thomas J. Kim, General Electric Company
Leana Stormont, People for the Ethical Treatment of Animals
Susan L. Hall, People for the Ethical Treatment of Animals

Exhibit B

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

December 19, 2005

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") et al. for Inclusion in the 2006 Proxy Statement of General Electric Company

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 9, 2005, submitted to the SEC by General Electric ("GE" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by PETA based on Rule 14a-8(i)(3), asserting that that it is vague and indefinite, and based on Rule 14a-8(i)(6) alleging that it is beyond the Company's ability to implement.

For the reasons which follow, PETA requests that the SEC recommend enforcement action if the proposal is omitted.

PETA's resolution is very straightforward:

> [T]he shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy[1] to ensure (a) that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to ensure that animals' psychological, social and behavioral needs are met. Further, the shareholders request that the Board issue an annual report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

[1] The Policy is GE's *Position Statement on* the *Care and Ethical Use of Animals in Medical Research.* http://ge.com/en/citizenship/customers/rd/animal/htm.

In short, GE is being asked simply to report to shareholders on the feasibility of extending its animal welfare policy to outside contractors,[2] and on the feasibility of implementing enrichment measures for the animals used in the Company's laboratories and outside facilities.

I. The Proposal Is Not Vague and Indefinite Under Rules 14a-8(i)(3) and 8(i)(6).

The Company argues that it cannot ensure "superior standards of care" for animals used in its laboratories, nor can it ensure that their "psychological, social and behavioral needs are met." In fact GE declares that neither the Company nor its shareholders are capable of determining "what constitutes 'superior standards of care.'"

The Company's position teeters both on GE's powerlessness to "ensure" anything in attempting to attain high standard of animal care and welfare, and even more basically, its inability to recognize or define what constitutes high standards of care.

It is difficult to imagine why GE is so flummoxed, especially when considering the Company's current Animal Use Policy. Interestingly, the Policy contains the following statements relating to "ensuring" and "standards":

> All studies [using animals] are scrutinized and approved prior to initiation to ***ensure that they are designed to minimize*** the numbers of animals used and to avoid or minimize ***discomfort and levels of stress.*** [Emphasis supplied.]
>
> At all times the company's use of animals in medical research adheres to the ***highest standards of husbandry and ethical treatment.*** [Emphasis supplied.]

How can GE "ensure" minimum animal discomfort and adhere to the "highest standards of... ethical treatment" as articulated above, and fain inability to ensure the "superior standards of care" requested in PETA's resolution? To put the question is to answer it.

Likewise, GE claims that providing for animals' psychological, social, and behavioral needs is similarly "vague and indefinite," and therefore an unattainable goal. Frankly, we credit the Company with having greater sophistication and resources than that. There is a significant body of literature which provides guidance on enrichment measures for animals in laboratories. We are confident that a Fortune 500 company like GE can readily access and discern how to provide for such needs. We have footnoted some source materials to aid them.[3]

---

2 The Company contends that its Animal Use Policy "applies to all contract laboratories and is reviewed with them on a regular basis." Accordingly that information should be included on GE's Web site if it is in fact part the Company's Policy.

3 CCAC Policy on the "Social and Behavioral Requirements of Experimental Animals"
http://www.ccac.ca/en/CCAC_Programs/Guidelines_Policies/POLICIES/SABREA.HTM
CCAC Guidelines (see 1984 and 1993 Guide)
http://www.ccac.ca/en/CCAC_Programs/Guidelines_Policies/GDLINES/Guidelis.htm
USDA Guidance on "Environmental Enrichment in Rodents"
http://www.nal.usda.gov/awic/pubs/enrich/rodents.htm
Contemporary Topics in Laboratory Animal Welfare Science
http://www.ncbi.nlm.nih.gov/entrez/query.fcgi?cmd=Retrieve&db=PubMed&list_uids=15669134&dopt=Citation

The Company's position that PETA's resolution is excludable under Rules 14a-8(i)(3) and (6) is unabashedly contradicted by GE's current Animal Use Policy, and is rendered spurious by common sense. Reporting to shareholders on the feasibility of amending the Company's Animal Welfare Policy to add certain improvements, does not fall within any of the SEC exceptions.

II. The Proposal Is Not Beyond GE's Power to Implement

The Company states that PETA's resolution is excludable because it is impossible for GE to "ensure that animals' psychological, social, and behavioral needs are met" because animals "cannot communicate to GE that needs have or have not been satisfied." (No action letter pp. 4-5.)[4] This statement is so foolish, as to be amusing. The test for providing enrichment measures for the dogs, cats, mice, and hamsters in GE laboratories cannot pivot on whether they can write GE a thank-you note. In short, GE's position that the absence of animal-to-human communication implies no implementation of enrichment measures, is profoundly ridiculous and flippant.

For the foregoing reasons, we respectfully request that the SEC advise the Company that it will take enforcement action if GE fails to include the Proposal in its 2006 Proxy Materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at SusanH@peta.org or (703) 478-5995.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc

cc: Ronald O. Mueller, Esq. (by e-mail)

Olsson AS, Dahlborn K. 2002. Improving housing conditions for laboratory mice: a review of 'environmental enrichment.' *Laboratory Animals* 36: 243-270.

Jennings M, Batchelor GR, Brain PF, Dick A, Elliott H, Francis RJ, Hubrecht RC, Hurst JL, Morton DB, Peters AG, Raymond R, Sales GD, Sherwin CM, West C. 1998. Refining rodent husbandry: the mouse. *Laboratory Animals* 32: 233-259.

Patterson-Kane EG, Hunt DN, Harper. 1999. Behavioral indexes of poor welfare in laboratory rats. *Journal of Applied Animal Welfare Science* 2: 97-110.

4 GE's cites to Exhibit B, "Frequently Asked Questions" related to the March of Dimes, and to Exhibit C, an article on "Why Primates Make Poor Research Subject." Neither of those Exhibits supports the Company's position. The quote from Exhibit B that "All animal experiments involve physical and/or psychological harm to the animals," militates in favor of implementing enrichment programs for laboratory animals. The article attached as Exhibit C is focused exclusively on the use of primates in experimentation, and does not support the proposition that primates should be deprived of social, psychological, and behavioral enrichment because it is useless. These references are not relevant and are a simple attempt to shift the burden to PETA, which is improper.

January 12, 2006

RECEIVED
2006 JAN 23 PM 4:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT STREET
NORFOLK, VA 23510
TEL 757-622-PETA
FAX 757-622-0457

Office of the Chief Counsel
Division of Corporation Finance
U.S Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2006 Proxy Statement of General Electric Company

Ladies and Gentlemen:

This letter is filed in response to a "No-Action Request Supplemental Letter" dated January 10, 2006, submitted by General Electric ("GE" or "the Company"). The Company re-assets that a shareholder proposal submitted by PETA is vague and indefinite, and beyond the Company's ability to implement.

Since we know that this is the Staff's busiest time, we will be brief. PETA's responses are as follows. First, the Staff's Legal Bulletin No. 14B (Sept. 15, 2004) was designed to rein in the flood of no action letters based on Rule 14a-8(i)(3). As the Staff noted "many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." That, unfortunately, is precisely what GE is attempting here.

Second, the proposal under review is simple and common sense would render the claim that it is vague and indefinite moot. Given GE's concession that it is possible to "*provide for* animals' psychological, social, and behavioral needs," we are happy to accommodate the Company. It will be adequate if GE merely issues a report on the feasibility of providing enrichment measures. The resolution can therefore read as follows:

> BE IT RESOLVED, that the shareholders request that the Board issue a report to shareholders on the feasibility of amending the Company's Policy to (a) ensure that it extends to all contract laboratories and that it is reviewed with such outside laboratories on a regular basis, and (b) provide superior standards of care for animals who continue to be used for these purposes, both by the Company itself and by all independently retained laboratories, including provisions to address the animals' psychological, social and behavioral needs. Further, the shareholders request that the Board issue an annual

report to shareholders on the extent to which in-house and contract laboratories are adhering to this policy, including the implementation of the psychological enrichment measures.

We thank the Staff for its consideration of our position.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc
cc: Ronald O. Mueller, Esq. (by e-mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 9, 2005

The proposal requests that the board issue a report to shareholders on the feasibility of amending GE's animal use policy in two specified ways.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Mary Beth Breslin
Special Counsel